UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013,
and December 29, 2013	2

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2014 and
for the period from December 30, 2013 to December 31, 2013	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedules of Assets (Held at End of Year) as of
December 31, 2014 and 2013*	18

SIGNATURES	48

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and December 29, 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014 and the period from December 30, 2013 to December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and December 29, 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 and the period from December 30, 2013 to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014 and 2013 have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Pittsburgh, Pennsylvania
June 29, 2015

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013, and December 29, 2013

	December 31,		December 29,
	2014	2013	2013
Investments at fair value (Notes 2, 4, and 5)
Shares of registered investment companies	$390,143,674	$374,799,339	$373,381,345
Stock funds and self-directed accounts	27,230,001	32,764,645	32,658,983
Stable Value Fund	132,536,862	136,902,354	136,636,836
RAFI Enhanced Large Company Fund	35,278,719	33,761,966	33,649,263
	585,189,256	578,228,304	576,326,427
Receivables
Employer discretionary contributions	10,208,553	480,985	480,985
Promissory notes from participants (Note 6)	13,716,227	13,158,334	13,088,334
Net assets available for benefits at fair value	609,114,036	591,867,623	589,895,746

Adjustment from fair value to contract value for interest in the Stable Value Fund relating to fully benefit-responsive
contracts (Note 5)	(4,205,911)	(2,523,237)	(2,321,190)
Net assets available for benefits	$604,908,125	$589,344,386	$587,574,556

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014 and
For the Period from December 30, 2013 to December 31, 2013

	2014	2013
Additions
Employee contributions	$27,105,739	$—
Employee rollovers	1,886,423	17,133
Employer contributions (including discretionary contributions)	19,187,627	—
Net appreciation from shares of registered investment companies	18,868,006	1,461,452
Net appreciation from stock funds and self-directed accounts	—	94,407
Net appreciation from the Stable Value Fund	3,116,690	34,915
Net appreciation from the RAFI Enhanced Large Company Fund	3,841,535	127,438
Interest and dividend income	8,020,612	34,485
Total additions	82,026,632	1,769,830

Deductions
Net depreciation from stock funds and self-directed accounts	3,839,548	—
Distributions to participants	61,961,398	—
Administrative expenses	761,614	—
Total deductions	66,562,560	—
Net increase	15,464,072	1,769,830

Transfers in from Talcup Union Plan (Note 8)	99,667	—

Net assets available for benefits
Beginning of period	589,344,386	587,574,556
End of period	$604,908,125	$589,344,386

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

1.	Major Features of the Plan

Background

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor's payroll system.
Amendment to Plan Year

On August 23, 2013, the Plan’s Administrative and Investment Committee executed the sixth amendment to the Plan (the “Sixth Amendment”). Pursuant to the terms of the Sixth Amendment, the plan year was changed, effective December 30, 2013, to the consecutive 12 month period beginning January 1 and ending on December 31 of each calendar year. The two-day period beginning on December 30, 2013 and ending on December 31, 2013 is referred to throughout these financial statements and notes thereto as the "short plan year."

Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $17,500 for 2014 and 2013. The $17,500 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant's eligible compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 3% of their compensation. Also, the Company may, at the Board of Directors' discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained. Discretionary contributions of approximately $10,209,000 were made for the Plan's year ended December 31, 2014. The Company made no discretionary contributions for the short plan year ended December 31, 2013.
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the year ended December 31, 2014 and the short plan year ended December 31, 2013, the Plan accepted employee rollover contributions of approximately $1,886,000 and $17,000, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2014 and 2013, a participant's total catch-up contribution could not exceed $5,500. The catch up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted which may consist of stocks, bonds, property or other securities.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company, all active employees as of June 5, 1998 became fully vested.
Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship.
A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
A participant, upon termination of service, may either receive a lump-sum payment of their vested account balance or transfer their balance to the trustee or custodian of another eligible retirement plan.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions or pay Plan expenses. Total forfeitures that reduced employer contributions in 2014 were approximately $1,179,000. There were no forfeitures during the short plan year ended December 31, 2013. As of December 31, 2014, a balance of approximately $356,000 was available to reduce employer contributions in 2015.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions and an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Promissory Notes from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative and Investment Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.
Reclassifications

The Statement of Net Assets Available for Benefits and Note 4 as of December 29, 2013 include certain reclassifications to previously reported amounts to conform to the current period presentation.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

The Plan has adopted a framework for measuring fair value under current accounting pronouncements that requires fair value measurements and enhanced disclosures about fair value measurements. This framework defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Disclosures include a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 - Observable inputs such as quoted prices in active markets for identical investments that the Plan has the ability to access.

•	Level 2 - Inputs include:

1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

•
Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014 and 2013, and December 29, 2013.

•
Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Common stocks include the WESCO International Pooled Stock Fund, which is an employer stock unitized fund. Such fund consists of WESCO International, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. WESCO International, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 31, 2014 and 2013, and December 29, 2013.

•	The Stable Value Fund (Note 5) is valued based on the underlying securities, which include corporate bonds, commercial mortgage-backed securities and government securities.

•
The RAFI Enhanced Large Company Fund is valued at net asset value based on the value of the underlying securities, which primarily include common stocks. The fund seeks to provide growth through exposure to a broad class of securities. There are no unfunded commitments or restrictions on participant redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by accounting principles generally accepted in the United States of America, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

Net Appreciation in Value of Investments

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, Stable Value Fund, RAFI Enhanced Large Company Fund, WESCO International stock and other common stocks.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) statements of net assets available for benefits and the (b) statements of changes in net assets available for benefits.
Payment of Benefits

Benefits are recorded when paid.
Recently Issued Accounting Pronouncments

In May 2015, the Financial Accounting Standards Board (FASB) issued updated guidance to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. The practical expedient criteria differ from the criteria used to categorize other fair value measurements within the hierarchy. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at NAV on the measurement date, never redeemable with the investee at NAV, or redeemable with the investee at NAV at a future date. Under this updated guidance, investments for which fair value is measured at NAV per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. A reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and should be applied retrospectively.  The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. The Plan's management has not yet evaluated the future impact of this guidance on the Plan's financial statements and notes thereto.

Other

All administrative expenses were paid by the Plan during the year ended December 31, 2014 and the short plan year ended December 31, 2013.

3.	Tax Status

The IRS has determined and informed the Company by a letter dated November 15, 2012, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

4.	Investments

The  Plan's investments measured at fair value on a recurring basis by fair value hierarchy level, as described in Note 2, were as follows:

	December 31, 2014
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$8,733,094	$—	$8,733,094
Small value	7,177,152	—	7,177,152
Large growth	63,492,756	—	63,492,756
Large value	26,499,418	—	26,499,418
Moderate allocation	101,737,394	—	101,737,394
Mid-cap value	33,999,286	—	33,999,286
Mid-cap growth	50,360,066	—	50,360,066
Foreign large blend	28,485,340	—	28,485,340
Intermediate-term bond	26,950,746	—	26,950,746
World bond	5,366,495	—	5,366,495
Real estate	2,221,252	—	2,221,252
Retirement income	2,043,381	—	2,043,381
Target-date	33,077,294	—	33,077,294
Total shares of registered investment companies	390,143,674	—	390,143,674

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	19,159,861	—	19,159,861

Self-directed accounts
Cash and cash equivalents	1,366,488	—	1,366,488
Common stock
Transportation	23,717	—	23,717
Food, beverages & tobacco	235,201	—	235,201
Building materials	12,860	—	12,860
Chemicals	68,866	—	68,866
Communications & media	770,824	—	770,824
Electronics & equipment	907,799	—	907,799
Energy	625,284	—	625,284
Financial	379,571	—	379,571
Healthcare	552,501	—	552,501
Industrial	167,259	—	167,259
Leisure & entertainment	196,744	—	196,744
Metals	223,309	—	223,309

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

	December 31, 2014 (continued)
	Level 1	Level 2	Total
Multi-industry	87,246	—	87,246
Retail	161,590	—	161,590
Utilities	249,310	—	249,310
Mutual funds
Fixed	238,794	—	238,794
Balanced	75,016	—	75,016
Equity	1,697,247	—	1,697,247
International	30,514	—	30,514
Total stock funds and self-directed accounts	27,230,001	—	27,230,001

Stable Value Fund (Prudential)	—	132,536,862	132,536,862

RAFI Enhanced Large Company Fund
Cash and cash equivalents	—	322,716	322,716
Common stock
Consumer discretionary	—	4,625,797	4,625,797
Consumer staples	—	3,179,830	3,179,830
Distribution services	—	1,142,823	1,142,823
Energy	—	3,955,280	3,955,280
Financial	—	5,302,228	5,302,228
Health care services	—	3,997,900	3,997,900
Industrials	—	2,786,882	2,786,882
Information technology	—	6,025,963	6,025,963
Materials	—	1,082,930	1,082,930
Telecommunication services	—	1,440,813	1,440,813
Utilities	—	1,415,557	1,415,557
Total RAFI Enhanced Large Company Fund	—	35,278,719	35,278,719

	$417,373,675	$167,815,581	$585,189,256

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

	December 31, 2013
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$10,331,648	$—	$10,331,648
Small value	6,944,629	—	6,944,629
Large growth	56,161,534	—	56,161,534
Large value	24,311,357	—	24,311,357
Moderate allocation	92,932,477	—	92,932,477
Mid-cap value	30,434,097	—	30,434,097
Mid-cap growth	56,667,904	—	56,667,904
Foreign large blend	31,047,620	—	31,047,620
Intermediate-term bond	26,344,280	—	26,344,280
World bond	5,251,060	—	5,251,060
Real estate	555,078	—	555,078
Retirement income	2,926,034	—	2,926,034
Target-date	30,891,621	—	30,891,621
Total shares of registered investment companies	374,799,339	—	374,799,339

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	24,023,661	—	24,023,661

Self-directed accounts
Cash and cash equivalents	1,331,171	—	1,331,171
Common stock
Transportation	113,629	—	113,629
Food, beverages & tobacco	342,215	—	342,215
Building materials	82,672	—	82,672
Chemicals	54,116	—	54,116
Communications & media	606,150	—	606,150
Electronics & equipment	770,980	—	770,980
Energy	615,497	—	615,497
Financial	249,305	—	249,305
Healthcare	443,113	—	443,113
Industrial	398,556	—	398,556
Leisure & entertainment	183,276	—	183,276
Metals	150,952	—	150,952

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

	December 31, 2013 (continued)
	Level 1	Level 2	Total
Multi-industry	58,169	—	58,169
Retail	217,631	—	217,631
Utilities	430,310	—	430,310
Mutual funds
Fixed	684,924	—	684,924
Balanced	324,792	—	324,792
Equity	1,652,583	—	1,652,583
International	30,943	—	30,943
Total stock funds and self-directed accounts	32,764,645	—	32,764,645

Stable Value Fund (Prudential)	—	136,902,354	136,902,354

RAFI Enhanced Large Company Fund
Cash and cash equivalents	—	278,095	278,095
Common stock
Consumer discretionary	—	3,468,504	3,468,504
Consumer staples	—	3,322,482	3,322,482
Distribution services	—	470,095	470,095
Energy	—	2,931,057	2,931,057
Financial	—	6,155,935	6,155,935
Health care services	—	3,878,769	3,878,769
Industrials	—	3,714,172	3,714,172
Information technology	—	4,683,309	4,683,309
Materials	—	1,636,474	1,636,474
Telecommunication services	—	1,599,721	1,599,721
Utilities	—	1,623,353	1,623,353
Total RAFI Enhanced Large Company Fund	—	33,761,966	33,761,966

	$407,563,984	$170,664,320	$578,228,304

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

	December 29, 2013
	Level 1	Level 2	Total
Shares of registered investment companies
Small growth	$10,258,765	$—	$10,258,765
Small value	6,939,813	—	6,939,813
Large growth	55,953,664	—	55,953,664
Large value	24,241,681	—	24,241,681
Moderate allocation	92,669,593	—	92,669,593
Mid-cap value	30,270,190	—	30,270,190
Mid-cap growth	56,418,478	—	56,418,478
Foreign large blend	30,916,375	—	30,916,375
Intermediate-term bond	26,237,714	—	26,237,714
World bond	5,243,037	—	5,243,037
Real estate	555,078	—	555,078
Retirement income	2,917,650	—	2,917,650
Target-date	30,759,307	—	30,759,307
Total shares of registered investment companies	373,381,345	—	373,381,345

Stock funds and self-directed accounts
WESCO International Pooled Stock Fund	23,977,777	—	23,977,777

Self-directed accounts
Cash and cash equivalents	1,298,122	—	1,298,122
Common stock
Transportation	92,223	—	92,223
Food, beverages & tobacco	280,631	—	280,631
Building materials	93,909	—	93,909
Chemicals	40,295	—	40,295
Communications & media	276,974	—	276,974
Electronics & equipment	954,306	—	954,306
Energy	425,926	—	425,926

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

	December 29, 2013 (continued)
	Level 1	Level 2	Total
Financial	258,194	—	258,194
Healthcare	374,212	—	374,212
Industrial	228,507	—	228,507
Leisure & entertainment	433,365	—	433,365
Metals	250,916	—	250,916
Miscellaneous	88,911	—	88,911
Multi-industry	79,772	—	79,772
Retail	350,814	—	350,814
Utilities	568,767	—	568,767
Mutual funds
Fixed	245,328	—	245,328
Balanced	391,423	—	391,423
Equity	1,914,149	—	1,914,149
International	34,462	—	34,462
Total stock funds and self-directed accounts	32,658,983	—	32,658,983

Stable Value Fund (Prudential)	—	136,636,836	136,636,836

RAFI Enhanced Large Company Fund
Cash and cash equivalents	—	436,227	436,227
Common stock
Consumer discretionary	—	4,326,218	4,326,218
Consumer staples	—	3,295,551	3,295,551
Distribution services	—	1,030,031	1,030,031
Energy	—	3,964,206	3,964,206
Financials	—	6,572,398	6,572,398
Health care services	—	3,626,725	3,626,725
Industrials	—	2,903,779	2,903,779
Information technology	—	4,665,832	4,665,832
Materials	—	889,546	889,546
Telecommunication services	—	774,295	774,295
Utilities	—	1,164,455	1,164,455
Total RAFI Enhanced Large Company Fund	—	33,649,263	33,649,263

	$406,040,328	$170,286,099	$576,326,427

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

Investments (at fair value) representing 5% or more of the net assets available for benefits were as follows:

	December 31,		December 29,
	2014	2013	2013
AMCAP Fund (Class R-5)	$63,492,756	$56,161,534	$55,953,664
American Balanced Fund (Class R-5)	101,737,394	92,932,476	92,669,593
Artisan Mid Cap Investor Fund	50,360,066	*	*
Columbia Acorn Fund (Class Z)	*	56,667,904	56,418,478
JPMorgan Mid Cap Value Instl Fund	33,999,286	30,434,097	30,270,190
Thornburg International Value Fund	*	31,047,620	30,916,375
Stable Value Fund	132,536,862	136,902,354	136,636,836
* The Plan did not hold an investment in this fund as of the respective reporting date.

5.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed interest contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle that is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants' accounts.
Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on an agreed-upon formula as defined in the contract. The primary variables that could impact the future interest rates that are credited to the participant's accounts (“credited rates”) include (i) the amount and timing of participant contributions, (ii) transfers and withdrawals into/out of the contract, (iii) the current yield of the assets underlying the contract, (iv) the duration of the assets underlying the contract, and (v) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The credited rate of security-backed contracts will track current market yields on a trailing basis. The rate reset feature allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future credited rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the credited rate may be higher than the current market rates. The insurance contract cannot credit an interest rate that is less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contract by the Plan or plan termination. The plan sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013, and December 29, 2013

The average yields earned by the Fund are as follows:

	December 31,		December 29,
Average yield for synthetic GICs	2014	2013	2013
Based on actual earnings	1.91%	2.05%	2.05%
Based on interest rate credited to participants	2.32%	2.36%	2.35%

6.	Promissory Notes From Participants

The interest rate applied to participant loans is established each month by the Administrative and Investment Committee at 1% above the prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 9.25% for the year ended December 31, 2014 and the short plan year ended December 31, 2013. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $7,787,000 were made from the Plan and loan principal repayments of approximately $7,253,000 were received by the Plan during the year ended December 31, 2014. Loans of approximately $70,000 were made from the Plan during the short plan year ended December 31, 2013. The Plan did not receive any loan principal repayments during the short plan year ended December 31, 2013. Interest on the promissory notes of approximately $587,000 was earned by the Plan for the year ended December 31, 2014. The Plan did not accrue any interest on the promissory notes during the short plan year ended December 31, 2013.

7.	Party-In-Interest

Participants of the Plan may elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales proceeds within the WESCO Pooled Stock Fund for the year ended December 31, 2014 were approximately $3,470,000 and $4,286,000, respectively, and purchases and sales proceeds for the short plan year ended December 31, 2013 were approximately $3,000 and $1,000, respectively.

8.	Plan Transfers

On June 18, 2014, the Plan's Administrative and Investment Committee executed the eighth amendment to the Plan (the "Eighth Amendment") to merge the Talcup, Inc. Employee Savings Plan Local 243 (the "Talcup Union Plan") into the WESCO Distribution, Inc. Retirement Savings Plan. The participants in the Talcup Union Plan were certain employees of RS Electronics. The Company, through a wholly-owned subsidiary, acquired RS Electronics on January 3, 2012. Effective August 1, 2014, participants in the Talcup Union Plan became participants in the WESCO Distribution, Inc. Retirement Savings Plan. Talcup Union Plan assets of approximately $100,000 were transfered into the WESCO Distribution, Inc. Retirement Savings Plan on such date. The terms of the Eighth Amendment provide that eligible employees who were transferred to the Plan received vesting service credit for their service under the Talcup Union Plan prior to the transfer and employees whose accounts are merged into the Plan shall be fully vested in such transferred accounts and in their new accounts under the Plan.

The Company acquired Hi-Line Utility Supply ("Hi-Line") on June 11, 2014. As a result of this acquisition, approximately 30 employees were accepted into the Plan. Such employees did not rollover any amounts from the retirement savings plan maintained by Hi-Line's plan administrator into the Plan during the year ended December 31, 2014.

9.	Subsequent Event

The plan sponsor evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 29, 2015, the day the financial statements were approved and authorized for issue, and concluded that all events that would require recognition or disclosure are appropriately reflected in these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AMCAP FUND	AMCAP Fund (Class R-5)	$63,492,756
	AMERICAN FUNDS	American Balanced Fund (Class R-5)	101,737,394
	BARON FUNDS	Baron Small Cap Instl Fund	8,733,094
	ARTISAN FUNDS	Artisan Mid Cap Investor Fund	50,360,066
	DIAMOND HILL FUNDS	Diamond Hill Small Cap Fund	7,177,152
	JPMORGAN	JPMorgan Mid Cap Value Instl Fund	33,999,286
	LAZARD FUNDS	Lazard International Strategic Eq Instl Fund	28,485,340
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R-4)	26,499,418
	NEUBERGER BERMAN	Neuberger Berman Real Estate Fund	2,221,252
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund	26,950,746
	FRANKLIN TEMPLETON INVESTMENTS	Templeton Global Bond Fund	5,366,495
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target Income	2,043,381
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2015	2,029,518
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2020	7,965,865
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2025	6,558,715
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2030	5,336,041
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2035	5,875,664
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2040	2,380,407
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2045	1,494,043
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2050	966,305
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2055	470,736
	Registered Investment Companies Total		390,143,674

*	WESCO INTERNATIONAL INC	WESCO International Pooled Stock Fund	19,159,861
	Wells Fargo	Cash and Cash Equivalents	1,366,488
	Various	Common Stock	4,662,081
	Various	Mutual Funds	2,041,571
	Stock Funds and Self-Directed Accounts Total		27,230,001

	Institutional Enhanced Index Fixed
	Prudential Income Fund	Common Collective Trust	132,536,862
	Stable Value Fund Total		132,536,862

	CASH	Cash and Cash Equivalents	223
	DIVIDEND INCOME ACCRUAL	Cash and Cash Equivalents	47,700
	WELLS FARGO ADVANTAGE HERITAGE MONEY	Cash and Cash Equivalents	274,793
	3M CO	Common Stock	198,827
	AARON S INC	Common Stock	20,360
	ABBOTT LABS	Common Stock	98,684
	ABBVIE INC	Common Stock	130,422
	ABERCROMBIE & FITCH CO CL A	Common Stock	22,654
	ACTIVISION BLIZZARD INC	Common Stock	26,920
	ADOBE SYS INC	Common Stock	7,052
	ADT CORP/THE	Common Stock	4,819
	ADVANCE AUTO PTS INC	Common Stock	25,803
	ADVANCED MICRO DEVICES INC	Common Stock	18,730
	AECOM	Common Stock	7,289
	AES CORP	Common Stock	40,952
	AETNA INC-NEW	Common Stock	110,505
	AFLAC INC	Common Stock	37,570
	AGCO CORP COM	Common Stock	13,650

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AGILENT TECHNOLOGIES INC	Common Stock	19,692
	AIR PRODS & CHEMS INC COM	Common Stock	59,279
	AIRGAS INC COM	Common Stock	11,288
	AK STL HLDG CORP COM	Common Stock	15,022
	ALASKA AIR GROUP INC	Common Stock	23,426
	ALCOA INC	Common Stock	144,131
	ALERE INC	Common Stock	27,246
	ALLEGHENY TECHNOLOGIES INC	Common Stock	20,236
	ALLERGAN INC	Common Stock	20,621
	ALLIANT ENERGY CORPORATION	Common Stock	23,712
	ALLIANT TECHSYSTEMS INC	Common Stock	20,228
	ALLSTATE CORP	Common Stock	79,874
	ALPHA NAT RES INC	Common Stock	4,175
	ALTERA CORP	Common Stock	18,211
	ALTRIA GROUP INC	Common Stock	250,144
	AMAZON COM INC COM	Common Stock	42,208
	AMEDISYS INC	Common Stock	13,119
	AMEREN CORP COM	Common Stock	69,333
	AMERICAN AIRLS GROUP INC	Common Stock	31,749
	AMERICAN EAGLE OUTFITTERS INC NEW	Common Stock	18,849
	AMERICAN ELECTRIC POWER INC	Common Stock	93,812
	AMERICAN EQUITY INVT LIFE HLDG CO	Common Stock	19,119
	AMERICAN EXPRESS CO	Common Stock	98,808
	AMERICAN FINL GROUP INC OHIO COM	Common Stock	28,296
	AMERICAN INTERNATIONAL GROUP, INC	Common Stock	83,511
	AMERICAN WATER WORKS CO INC/NE	Common Stock	11,833
	AMERIPRISE FINL INC	Common Stock	42,320
	AMERISOURCEBERGEN CORP	Common Stock	30,294
	AMGEN INC	Common Stock	140,494
	AMKOR TECHNOLOGIES INC COM	Common Stock	12,297
	AMSURG CORP	Common Stock	10,946
	ANADARKO PETROLEUM CORP	Common Stock	45,210
	ANALOG DEVICES INC	Common Stock	16,434
	ANIXTER INTL INC COM	Common Stock	22,557
	ANN INC	Common Stock	8,317
	ANNALY CAPITAL MANAGEMENT INC.	Common Stock	64,384
	ANTHEM INC	Common Stock	195,794
	AOL INC	Common Stock	28,579
	APACHE CORP	Common Stock	49,071
	APARTMENT INVT & MGMT CO CL A	Common Stock	22,624
	APOLLO EDUCATION GROUP INC	Common Stock	100,045
	APPLE INC	Common Stock	583,469
	APPLIED MATERIALS INC	Common Stock	124,127
	ARCHER DANIELS MIDLAND CO	Common Stock	26,000
	ARMSTRONG WORLD INDUSTRIES INC	Common Stock	16,461
	ARRIS GROUP INC	Common Stock	7,608
	ARROW ELECTRS INC	Common Stock	59,800
	ASHFORD HOSPITALITY TRUST	Common Stock	6,057
	ASHFORD INC	Common Stock	564
	ASSURANT INC	Common Stock	32,915
	ASTORIA FINL CORP COM	Common Stock	8,844
	AT & T INC	Common Stock	685,908

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ATMEL CORP	Common Stock	6,279
	ATMOS ENERGY CORP	Common Stock	20,568
	AUTODESK INC	Common Stock	16,997
	AUTOMATIC DATA PROCESSING INC	Common Stock	98,960
	AUTOZONE INC	Common Stock	5,572
	AVERY DENNISON CORP	Common Stock	19,974
	AVIS BUDGET GROUP	Common Stock	85,566
	AVISTA CORP	Common Stock	13,398
	AVNET INC	Common Stock	46,677
	AVON PRODS INC	Common Stock	10,282
	B B & T CORP COM	Common Stock	48,379
	BABCOCK & WILCOX CO	Common Stock	9,605
	BAKER HUGHES INC COM	Common Stock	57,191
	BANCORPSOUTH INC	Common Stock	7,788
	BANK HAWAII CORP	Common Stock	8,363
	BANK NEW YORK MELLON CORP COM	Common Stock	128,120
	BANK OF AMERICA CORP	Common Stock	459,004
	BARNES & NOBLE INC	Common Stock	23,081
	BARRETT BILL CORP	Common Stock	6,993
	BASIC ENERGY SVCS INC NEW	Common Stock	2,685
	BAXTER INTL INC	Common Stock	86,482
	BECTON DICKINSON & CO	Common Stock	77,373
	BED BATH & BEYOND INC	Common Stock	26,964
	BEMIS INC	Common Stock	16,230
	BENCHMARK ELECTRS INC COM	Common Stock	14,628
	BERKLEY W R CORP	Common Stock	9,688
	BERKSHIRE HATHAWAY INC.	Common Stock	178,528
	BEST BUY INC	Common Stock	87,705
	BIG LOTS INC	Common Stock	28,134
	BIO RAD LABS INC CL A	Common Stock	5,064
	BIOGEN IDEC INC	Common Stock	21,725
	BLACKROCK INC	Common Stock	34,326
	BLOCK H & R INC	Common Stock	10,710
	BLOOMIN BRANDS INC	Common Stock	13,568
	BOB EVANS FARMS INC	Common Stock	13,102
	BOEING CO	Common Stock	103,854
	BOOZ ALLEN HAMILTON HOLDING CO	Common Stock	9,100
	BOSTON SCIENTIFIC CORP COM	Common Stock	106,013
	BOYD GAMING CORP COM	Common Stock	11,093
	BRANDYWINE RLTY TR BD	Common Stock	5,561
	BRINKER INTL INC	Common Stock	27,173
	BRINKS CO	Common Stock	8,544
	BRISTOL MYERS SQUIBB CO	Common Stock	246,686
	BROADCOM CORPORATION COM	Common Stock	14,906
	BROADRIDGE FINANCIAL SOLUTIONS	Common Stock	8,543
	BROCADE COMMUNICATIONS SYSTEMS	Common Stock	44,826
	BROWN SHOE INC NEW	Common Stock	12,603
	BURLINGTON STORES INC	Common Stock	7,562
	CA INC	Common Stock	43,483
	CABLEVISION SYSTEMS-NY GRP-A	Common Stock	44,624
	CACI INTL INC FORMERLY CACI INC TO	Common Stock	24,647
	CAESARS ENTERTAINMENT CORP	Common Stock	48,843

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CALIFORNIA RESOURCES CORP	Common Stock	4,584
	CALPINE CORP/NEW	Common Stock	15,889
	CAMERON INTL CORP	Common Stock	11,838
	CAMPBELL SOUP CO	Common Stock	21,912
	CAPITAL ONE FINANCIAL CORP	Common Stock	119,450
	CAPSTEAD MORTGAGE CORP	Common Stock	6,643
	CARDINAL HEALTH INC COM	Common Stock	60,386
	CAREER EDUCATION CORP	Common Stock	16,314
	CAREFUSION CORP	Common Stock	39,936
	CATERPILLAR INC	Common Stock	110,751
	CBS CORP NEW	Common Stock	41,726
	CELANESE CORP	Common Stock	10,073
	CELGENE CORP COM	Common Stock	25,728
	CENTENE CORP DEL	Common Stock	18,070
	CENTERPOINT ENERGY INC	Common Stock	24,602
	CENTURYLINK, INC	Common Stock	87,591
	CF INDS HLDGS INC	Common Stock	43,061
	CHARLES RIVER LABORATORIES	Common Stock	6,555
	CHARTER COMMUNICATIONS INC	Common Stock	49,153
	CHECKPOINT SYS INC COM	Common Stock	10,545
	CHEESECAKE FACTORY INC COM	Common Stock	11,773
	CHEMTURA CORP/NEW	Common Stock	9,373
	CHESAPEAKE ENERGY CORP COM	Common Stock	77,399
	CHEVRON CORP	Common Stock	644,138
	CHIQUITA BRANDS INTL INC	Common Stock	11,134
	CHUBB CORP	Common Stock	61,565
	CIGNA CORP	Common Stock	51,043
	CIMAREX ENERGY CO	Common Stock	13,992
	CINCINNATI BELL, INC COMMON	Common Stock	9,079
	CINCINNATI FINANCIAL CORP	Common Stock	20,317
	CINEMARK HOLDINGS INC	Common Stock	8,041
	CINTAS CORP	Common Stock	12,001
	CISCO SYSTEMS INC	Common Stock	270,056
	CITIGROUP INC.	Common Stock	149,398
	CITY NATL CORP COM	Common Stock	9,859
	CLIFFS NAT RES INC	Common Stock	4,127
	CLOUD PEAK ENERGY INC	Common Stock	5,462
	CME GROUP INC	Common Stock	10,372
	CMS ENERGY CORP	Common Stock	17,862
	CNO FINANCIAL GROUP INC	Common Stock	20,940
	COACH INC	Common Stock	33,842
	COCA COLA CO	Common Stock	231,619
	COCA-COLA ENTERPRISES	Common Stock	42,097
	COEUR MINING INC	Common Stock	9,683
	COLGATE PALMOLIVE CO	Common Stock	76,663
	COMCAST CORP CLASS A	Common Stock	156,859
	COMERICA INC	Common Stock	13,958
	COMMERCE BANCSHARES INC	Common Stock	13,090
	COMMERCIAL METALS CO	Common Stock	11,875
	COMMUNITY HEALTH SYSTEMS	Common Stock	56,023
	COMPUTER SCIENCES CORP	Common Stock	60,087
	COMSTOCK RES INC COM	Common Stock	2,772

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	COMTECH TELECOMMUNICATIONS CORP	Common Stock	12,923
	CON-WAY INC	Common Stock	7,131
	CONAGRA FOODS INC	Common Stock	34,829
	CONMED CORP	Common Stock	9,532
	CONOCOPHILLIPS	Common Stock	323,408
	CONSOLIDATED EDISON INC	Common Stock	81,918
	CONTRA LEAP WIRELESS	Common Stock	—
	CONVERGYS CORP	Common Stock	17,376
	CORELOGIC INC	Common Stock	18,006
	CORNING INC	Common Stock	112,861
	COSTCO WHOLESALE CORP	Common Stock	64,355
	CRACKER BARREL OLD COUNTRY STO	Common Stock	11,542
	CRANE CO	Common Stock	8,394
	CST BRANDS INC	Common Stock	15,569
	CSX CORP	Common Stock	75,467
	CUMMINS INC.	Common Stock	27,536
	CVS HEALTH CORPORATION	Common Stock	156,889
	CYS INVESTMENTS INC	Common Stock	6,627
	DANA HOLDING CORP	Common Stock	12,501
	DARDEN RESTAURANTS INC	Common Stock	14,188
	DAVITA HEALTHCARE PARTNERS INC	Common Stock	6,514
	DEAN FOODS CO	Common Stock	7,578
	DECKERS OUTDOOR CORP	Common Stock	19,300
	DEERE & CO	Common Stock	58,390
	DELTA AIR LINES INC	Common Stock	35,023
	DELUXE CORP	Common Stock	6,287
	DENBURY RESOURCES	Common Stock	4,146
	DEVON ENERGY CORPORATION	Common Stock	83,429
	DEVRY EDUCATION GROUP INC. DEL	Common Stock	24,162
	DEX MEDIA INC	Common Stock	4,620
	DIAMOND OFFSHORE DRILLING INC COM	Common Stock	12,775
	DIEBOLD INC	Common Stock	26,500
	DIGITAL RIVER, INC	Common Stock	6,702
	DILLARDS INC CL A	Common Stock	16,148
	DISCOVER FINANCIAL SERVICES	Common Stock	23,773
	DISH NETWORK CORP	Common Stock	19,462
	DOMINION RES INC VA	Common Stock	85,897
	DOMINOS PIZZA INC	Common Stock	16,668
	DOVER CORP COM	Common Stock	20,297
	DOW CHEMICAL CO	Common Stock	65,496
	DR PEPPER SNAPPLE GROUP INC	Common Stock	36,198
	DTE ENERGY CO COM	Common Stock	71,946
	DU PONT E I DE NEMOURS & CO	Common Stock	78,598
	DUKE ENERGY HOLDING CORP. COM	Common Stock	38,345
	DUN & BRADSTREET CORP DEL NEW	Common Stock	9,919
	DYNEGY INC/NEW	Common Stock	6,434
	E M C CORP MASS	Common Stock	104,298
	E*TRADE GROUP	Common Stock	50,693
	EARTHLINK HOLDINGS CORP	Common Stock	7,428
	EASTMAN CHEM CO COM	Common Stock	8,724
	EBAY INC	Common Stock	35,468
	EDISON INTL COM	Common Stock	93,047

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ELECTRONIC ARTS INC	Common Stock	58,628
	ELI LILLY & CO COM	Common Stock	157,090
	EMCOR GROUP INC COM	Common Stock	8,097
	EMERSON ELECTRIC CO	Common Stock	121,053
	ENERGEN CORP	Common Stock	16,450
	ENERGIZER HOLDINGS INC	Common Stock	18,384
	ENTERGY CORP NEW COM	Common Stock	131,045
	EOG RESOURCES, INC	Common Stock	28,910
	EQUITY COMMONWEALTH	Common Stock	12,578
	EQUITY RESIDENTIAL PPTYS TR SH BEN	Common Stock	15,015
	EURONET WORLDWIDE INC.	Common Stock	15,482
	EXELIS INC	Common Stock	36,515
	EXELON CORPORATION	Common Stock	145,094
	EXPEDIA INC	Common Stock	17,499
	EXPRESS INC	Common Stock	8,902
	EXTERRAN HOLDINGS INC	Common Stock	17,919
	EXXON MOBIL CORPORATION	Common Stock	919,230
	FAIRCHILD SEMICONDUCTR INTERNATIONAL	Common Stock	6,769
	FEDERATED INVESTORS INC	Common Stock	9,945
	FEDEX CORPORATION	Common Stock	71,201
	FERRO CORP	Common Stock	9,927
	FIFTH THIRD BANCORP	Common Stock	23,431
	FINISAR CORP	Common Stock	7,395
	FINISH LINE INC CL A	Common Stock	9,043
	FIRST CTZNS BANCSHARES INC CL A	Common Stock	9,606
	FIRST SOLAR INC	Common Stock	21,227
	FIRSTENERGY CORP COM	Common Stock	65,113
	FIVE STAR QUALITY CARE	Common Stock	8,524
	FLOWERS FOODS INC	Common Stock	5,316
	FLOWSERVE CORP COM	Common Stock	9,692
	FLUOR CORP NEW	Common Stock	15,158
	FOOT LOCKER INC	Common Stock	18,259
	FORD MOTOR COMPANY	Common Stock	48,236
	FOREST OIL CORP	Common Stock	532
	FORTUNE BRANDS HOME & SECURITY	Common Stock	7,922
	FRANKLIN RESOURCES INC	Common Stock	13,898
	FREEPORT-MCMORAN INC.	Common Stock	113,132
	FRONTIER COMMUNICATIONS CORPORATION	Common Stock	73,937
	FTI CONSULTING INC COM	Common Stock	13,443
	GALLAGHER ARTHUR J & CO	Common Stock	8,004
	GAMESTOP CORP NEW	Common Stock	30,657
	GANNETT INC	Common Stock	29,024
	GAP INC	Common Stock	28,803
	GATX CORP	Common Stock	9,149
	GENERAL CABLE CORP COM	Common Stock	6,154
	GENERAL DYNAMICS CORP	Common Stock	147,804
	GENERAL ELECTRIC CO	Common Stock	366,845
	GENERAL MILLS INC	Common Stock	36,584
	GENERAL MOTORS CO	Common Stock	94,816
	GENESCO INC COM	Common Stock	6,666
	GENTIVA HEALTH SERVICES	Common Stock	6,896
	GENUINE PARTS CO	Common Stock	41,456

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	GENWORTH FINL INC	Common Stock	27,591
	GILEAD SCIENCES INC	Common Stock	71,920
	GLOBAL PMTS INC W/I	Common Stock	8,073
	GOLDMAN SACHS GROUP INC	Common Stock	108,739
	GOODYEAR TIRE & RUBR CO	Common Stock	61,597
	GOOGLE INC	Common Stock	80,660
	GOOGLE INC-CL C	Common Stock	115,282
	GRAHAM HOLDINGS COMPANY	Common Stock	39,731
	GRAPHIC PACKAGING HLDGCO	Common Stock	9,766
	GREAT PLAINS ENERGY INC	Common Stock	7,926
	GUESS INC	Common Stock	13,491
	H & E EQUIP SVCS INC	Common Stock	7,416
	HALLIBURTON CO	Common Stock	24,975
	HANESBRANDS INC	Common Stock	18,641
	HANOVER INS GROUP INC	Common Stock	15,619
	HARLEY DAVIDSON INC	Common Stock	11,468
	HARMAN INTL INDS INC NEW COM	Common Stock	12,485
	HARRIS CORP DEL	Common Stock	34,761
	HARSCO CORP	Common Stock	13,506
	HARTFORD FINANCIAL SERVICES GROUP	Common Stock	71,748
	HASBRO INC	Common Stock	23,536
	HATTERAS FINANCIAL CORP	Common Stock	6,745
	HAWAIIAN ELEC INDS INC	Common Stock	13,827
	HAWAIIAN HOLDINGS INC	Common Stock	11,332
	HCA HOLDINGS INC	Common Stock	161,238
	HCC INS HLDGS INC COM	Common Stock	12,738
	HEALTH NET INC	Common Stock	63,380
	HEALTHSOUTH REHABILITATION CORPORAT	Common Stock	17,576
	HELMERICH & PAYNE INC	Common Stock	14,765
	HERTZ GLOBAL HOLDINGS INC	Common Stock	18,855
	HESS CORP	Common Stock	74,853
	HEWLETT PACKARD CO	Common Stock	669,288
	HILL ROM HLDGS	Common Stock	9,078
	HOLLYFRONTIER CORP	Common Stock	16,341
	HOLOGIC INC COM	Common Stock	5,963
	HOME DEPOT INC	Common Stock	138,980
	HONEYWELL INTERNATIONAL INC	Common Stock	90,827
	HOSPIRA INC	Common Stock	32,463
	HUDSON CITY BANCORP INC	Common Stock	20,969
	HUMANA INC	Common Stock	85,173
	HUNTINGTON BANCSHARES INC	Common Stock	10,741
	HUNTINGTON INGALLS INDUSTRIES	Common Stock	15,969
	HUNTSMAN CORP	Common Stock	23,144
	IAC/INTERACTIVECORP	Common Stock	15,015
	ILLINOIS TOOL WORKS INC	Common Stock	50,759
	INGRAM MICRO INC CL A COM	Common Stock	60,615
	INSIGHT ENTERPRISES INC COM	Common Stock	15,327
	INTEGRYS ENERGY GROUP INCORPORATED	Common Stock	21,331
	INTEL CORP	Common Stock	708,562
	INTERACTIVE BROKERS GROUP INC	Common Stock	32,776
	INTERNATIONAL BANCSHARES CRP	Common Stock	7,750
	INTERNATIONAL BUSINESS MACHS CORP	Common Stock	446,023

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	INTERNATIONAL PAPER CO	Common Stock	33,755
	INTERNATIONAL RECTIFIER CORP COM	Common Stock	10,055
	INTERPUBLIC GROUP COS INC	Common Stock	61,417
	INTERSIL CORPORATION	Common Stock	21,039
	INVACARE CORP	Common Stock	10,157
	INVESTMENT TECHNOLOGY GROUP INC NEW	Common Stock	7,766
	IRON MOUNTAIN INC	Common Stock	19,137
	ISTAR FINL INC	Common Stock	10,743
	ITRON INC COM	Common Stock	9,388
	ITT CORP	Common Stock	18,571
	ITT EDL SVCS INC COM	Common Stock	9,264
	JABIL CIRCUIT INC COM	Common Stock	22,070
	JACK IN THE BOX, INC.	Common Stock	18,871
	JACOBS ENGR GROUP INC	Common Stock	11,485
	JETBLUE AWYS CORP	Common Stock	30,515
	JM SMUCKER CO	Common Stock	20,499
	JOHNSON & JOHNSON	Common Stock	590,402
	JOHNSON CONTROLS INC	Common Stock	41,282
	JOY GLOBAL INC	Common Stock	7,257
	JPMORGAN CHASE & CO	Common Stock	425,231
	JUNIPER NETWORKS INC	Common Stock	55,309
	KBR INC	Common Stock	9,984
	KELLOGG CO	Common Stock	37,563
	KEMPER CORP	Common Stock	7,980
	KEY ENERGY SERVICES INC	Common Stock	1,708
	KEYCORP NEW	Common Stock	39,629
	KIMBERLY CLARK CORP COM	Common Stock	47,140
	KINDRED HEALTHCARE INC	Common Stock	33,542
	KLA-TENCOR CORP COM	Common Stock	9,212
	KOHLS CORP	Common Stock	51,518
	KORN FERRY INTERNATIONAL	Common Stock	13,000
	KRAFT FOODS GROUP INC	Common Stock	47,810
	KROGER CO	Common Stock	182,356
	L BRANDS INC	Common Stock	62,316
	L-3 COMMUNICATIONS CORP COM	Common Stock	45,436
	LABORATORY CRP OF AMER HLDGS	Common Stock	5,611
	LACLEDE GROUP INC	Common Stock	20,056
	LEAR CORP	Common Stock	22,460
	LEGG MASON INC COM	Common Stock	16,758
	LEGGETT & PLATT INC	Common Stock	19,899
	LEIDOS HOLDINGS, INC	Common Stock	23,022
	LEVEL 3 COMMUNICATIONS, INC.	Common Stock	50,615
	LEXMARK INTERNATIONAL INC	Common Stock	46,965
	LIBERTY INTERACTIVE CORP-A	Common Stock	34,039
	LIFEPOINT HOSPS INC	Common Stock	29,555
	LINCOLN NATL CORP IND	Common Stock	61,130
	LINEAR TECHNOLOGY CORP	Common Stock	5,837
	LINN CO LLC	Common Stock	2,779
	LIVE NATION ENT INC	Common Stock	17,415
	LOCKHEED MARTIN CORP	Common Stock	170,424
	LOEWS CORP	Common Stock	25,296
	LORILLARD INC	Common Stock	95,291

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	LOWES COS INC	Common Stock	110,286
	MACY S INC	Common Stock	61,937
	MAGELLAN HEALTH, INC	Common Stock	9,785
	MANPOWERGROUP INC	Common Stock	35,789
	MARATHON OIL CORP	Common Stock	86,681
	MARATHON PETROLEUM CORP	Common Stock	30,869
	MARRIOTT VACATIONS WORLDWIDE C	Common Stock	17,442
	MASCO CORP	Common Stock	14,087
	MASIMO CORP	Common Stock	10,668
	MASTERCARD INC	Common Stock	28,519
	MATTEL INC	Common Stock	24,168
	MAXIM INTEGRATED PRODS INC	Common Stock	37,830
	MCDONALDS CORP	Common Stock	169,972
	MCGRAW-HILL FINANCIAL INC	Common Stock	46,181
	MCKESSON CORP	Common Stock	90,505
	MDU RES GROUP INC	Common Stock	21,949
	MEADWESTVACO CORP	Common Stock	31,029
	MEDTRONIC INC	Common Stock	145,122
	MENS WEARHOUSE INC COM	Common Stock	7,550
	MERCK & CO INC NEW	Common Stock	187,634
	MEREDITH CORP	Common Stock	11,679
	MERITOR INC	Common Stock	7,681
	METLIFE INC	Common Stock	114,292
	MGM RESORTS INTERNATIONAL	Common Stock	20,696
	MICROCHIP TECHNOLOGY INC COM	Common Stock	15,924
	MICRON TECHNOLOGY INC	Common Stock	142,071
	MICROSOFT CORP	Common Stock	707,805
	MOLINA HEALTHCARE INC	Common Stock	8,244
	MOLSON COORS BREWING CO	Common Stock	9,688
	MONDELEZ INTERNATIONAL INC	Common Stock	114,605
	MONSANTO CO NEW	Common Stock	78,253
	MONSTER WORLDWIDE INC	Common Stock	7,581
	MORGAN STANLEY	Common Stock	47,297
	MOSAIC CO/THE	Common Stock	44,189
	MOTOROLA SOLUTIONS, INC.	Common Stock	36,156
	MURPHY OIL CORP	Common Stock	31,626
	MYLAN LABS INC	Common Stock	6,708
	NASDAQ OMX GRP INC	Common Stock	22,973
	NATIONAL FUEL GAS CO N J	Common Stock	25,309
	NATIONAL OILWELL INC COM	Common Stock	33,879
	NAVISTAR INTL CORP COM	Common Stock	6,729
	NCR CORPORATION COM	Common Stock	7,460
	NETAPP INC	Common Stock	30,632
	NEW JERSEY RES CORP	Common Stock	7,160
	NEW YORK TIMES CO CL A	Common Stock	13,841
	NEWELL RUBBERMAID INC	Common Stock	16,874
	NEWFIELD EXPL CO COM	Common Stock	46,348
	NEWMONT MINING CORP	Common Stock	53,619
	NEXTERA ENERGY INC	Common Stock	80,993
	NIKE INC CL B	Common Stock	73,266
	NISOURCE INC	Common Stock	44,074
	NOBLE ENERGY INC	Common Stock	9,249

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	NORDSTROM INC	Common Stock	18,577
	NORFOLK SOUTHERN CORP	Common Stock	55,901
	NORTHERN TRUST CORP	Common Stock	21,164
	NORTHROP GRUMMAN CORP	Common Stock	179,079
	NORTHWESTERN CORP	Common Stock	13,183
	NRG ENERGY INC	Common Stock	26,438
	NU SKIN ENTERPRISES	Common Stock	5,069
	NUCOR CORP	Common Stock	9,712
	NUVASIVE INC	Common Stock	6,414
	O REILLY AUTOMOTIVE INC	Common Stock	10,787
	OCCIDENTAL PETE CORP	Common Stock	158,882
	OFFICE DEPOT INC	Common Stock	35,449
	OLD REP INTL CORP	Common Stock	6,847
	OM GROUP INC COM	Common Stock	10,221
	OMNICARE INC	Common Stock	26,911
	OMNICOM GROUP	Common Stock	98,852
	OMNIVISION TECHNOLOGIES	Common Stock	11,726
	ON SEMICONDUCTOR CORP	Common Stock	17,180
	ORACLE CORPORATION	Common Stock	215,047
	ORBITAL SCIENCES CORP	Common Stock	6,830
	ORBITZ WORLDWIDE INC	Common Stock	5,761
	OSHKOSH CORPORATION	Common Stock	15,714
	OWENS & MINOR INC COM	Common Stock	9,725
	OWENS CORNING INC	Common Stock	10,600
	OWENS ILL INC COM NEW	Common Stock	22,753
	PACCAR INC	Common Stock	37,678
	PACKAGING CORP OF AMERICA	Common Stock	16,547
	PANTRY INC	Common Stock	11,859
	PARKER DRILLING CO	Common Stock	2,106
	PARKER HANNIFIN CORP	Common Stock	26,435
	PATTERSON-UTI ENERGY INC	Common Stock	14,102
	PAYCHEX INC	Common Stock	27,748
	PEABODY ENERGY CORPORATION	Common Stock	7,539
	PENN VIRGINIA CORP	Common Stock	9,432
	PENNEY J C INC	Common Stock	8,767
	PEOPLE S UNITED FINANCIAL INC	Common Stock	11,127
	PEPCO HOLDINGS INC.	Common Stock	34,794
	PEPSICO INC	Common Stock	266,092
	PFIZER INC	Common Stock	300,068
	PG&E CORP COM	Common Stock	90,561
	PHH CORP	Common Stock	26,452
	PHILIP MORRIS INTERNATIONAL IN	Common Stock	196,457
	PHILLIPS 66	Common Stock	41,873
	PIEDMONT NAT GAS INC	Common Stock	13,045
	PIEDMONT OFFICE REALTY TRU-A	Common Stock	7,027
	PINNACLE WEST CAP CORP	Common Stock	25,753
	PIONEER ENERGY SERVICES CORP	Common Stock	4,404
	PITNEY BOWES INC	Common Stock	97,748
	PLEXUS CORP COM	Common Stock	9,561
	PLUM CREEK TIMBER CO INC	Common Stock	18,870
	PMC SIERRA INC COM	Common Stock	12,540
	PNC FINANCIAL SERVICES GROUP	Common Stock	74,170

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PNM RES INC	Common Stock	11,378
	POLYCOM INC COM	Common Stock	22,356
	PORTLAND GEN ELEC CO	Common Stock	13,467
	POST HOLDINGS INC	Common Stock	9,677
	PPG INDUSTRIES INC	Common Stock	66,571
	PPL CORPORATION	Common Stock	36,512
	PRAXAIR INC COM	Common Stock	36,277
	PRIMERICA INC	Common Stock	17,146
	PRINCIPAL FINANCIAL GROUP	Common Stock	25,347
	PROCTER & GAMBLE CO	Common Stock	453,537
	PROGRESS SOFTWARE CORP	Common Stock	7,782
	PROGRESSIVE CORP OHIO	Common Stock	30,634
	PROTECTIVE LIFE CORP	Common Stock	31,203
	PRUDENTIAL FINL INC	Common Stock	110,271
	PUBLIC STORAGE INC COM	Common Stock	10,536
	PUBLIC SVC ENTERPRISE GROUP INC	Common Stock	80,708
	QEP RESOURCES INC	Common Stock	7,764
	QLOGIC CORP COM	Common Stock	7,965
	QUAD/GRAPHICS INC	Common Stock	10,355
	QUALCOMM INC	Common Stock	57,977
	QUEST DIAGNOSTICS INC	Common Stock	13,680
	QUESTAR CORP	Common Stock	14,460
	QUICKSILVER RESOURCES INC	Common Stock	604
	QUIKSILVER INC COM	Common Stock	2,661
	RADIOSHACK CORP	Common Stock	2,903
	RAYMOND JAMES FINL INC	Common Stock	13,177
	RAYTHEON CO	Common Stock	121,259
	REGAL ENTERTAINMENT GROUP- CL A	Common Stock	11,705
	REGIONS FINL CORP NEW	Common Stock	39,885
	REGIS CORP	Common Stock	7,643
	REINSURANCE GROUP AMER CLASS A NEW	Common Stock	25,585
	RELIANCE STL & ALUM CO COM	Common Stock	6,801
	RENT-A-CENTER INC	Common Stock	17,543
	REPUBLIC AWYS HLDGS INC	Common Stock	18,310
	REPUBLIC SERVICES INC CL A COMM	Common Stock	10,183
	REYNOLDS AMERICAN INC	Common Stock	78,088
	RITE AID CORP	Common Stock	122,125
	RLI CORP COM	Common Stock	10,078
	ROBERT HALF INTL INC	Common Stock	13,486
	ROCKWELL COLLINS	Common Stock	15,544
	ROCKWOOD HLDGS INC	Common Stock	13,554
	RPM INTERNATIONAL INC	Common Stock	14,604
	RR DONNELLEY & SONS CO	Common Stock	61,120
	RYDER SYS INC	Common Stock	36,304
	SAFEWAY INC NEW	Common Stock	106,589
	SANDISK CORP COM	Common Stock	6,565
	SANDRIDGE ENERGY INC	Common Stock	3,360
	SANMINA CORP	Common Stock	20,048
	SCANA CORP-W/I	Common Stock	10,268
	SCHEIN HENRY INC	Common Stock	12,526
	SCHOLASTIC CORP COM	Common Stock	9,287
	SCHULMAN A INC	Common Stock	5,917

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	SCHWAB CHARLES CORP NEW	Common Stock	21,888
	SEACOR HOLDINGS INC	Common Stock	13,876
	SEALED AIR CORP COM	Common Stock	21,554
	SEARS HOLDING CORP	Common Stock	14,907
	SEAWORLD ENTERTAINMENT INC	Common Stock	7,464
	SEMPRA ENERGY COM	Common Stock	71,827
	SERVICE CORP INTL	Common Stock	11,259
	SKECHERS U S A INC	Common Stock	10,000
	SKYWEST INC	Common Stock	11,049
	SLM CORP	Common Stock	7,408
	SONOCO PRODS CO	Common Stock	10,313
	SOUTHERN CO	Common Stock	72,781
	SOUTHERN COPPER CORP	Common Stock	25,888
	SOUTHWEST AIRLINES CO	Common Stock	27,889
	SOUTHWEST GAS CORP	Common Stock	18,728
	SPANSION INC	Common Stock	21,867
	SPECTRA ENERGY CORP	Common Stock	6,425
	SPIRIT AEROSYTSEMS HOLD-CL A	Common Stock	16,226
	SPOK HOLDINGS INC	Common Stock	12,221
	SPRINT NEXTEL CORP	Common Stock	17,774
	SPX CORP	Common Stock	19,074
	ST JUDE MED INC	Common Stock	27,118
	STANCORP FINL GROUP INC	Common Stock	19,281
	STANLEY BLACK & DECKER,INC.	Common Stock	11,337
	STAPLES INC	Common Stock	82,410
	STARBUCKS CORP COM	Common Stock	23,548
	STARWOOD HOTELS & RESORTS WORLDWIDE	Common Stock	15,890
	STATE STREET CORP	Common Stock	38,465
	STEEL DYNAMICS INC COM	Common Stock	14,272
	STEELCASE INC CL A	Common Stock	14,863
	STERIS CORP COM	Common Stock	10,506
	STIFEL FINANCIAL CORP	Common Stock	7,347
	STONE ENERGY CORP COM	Common Stock	12,474
	STRAYER ED INC COM	Common Stock	15,896
	STRYKER CORP	Common Stock	37,449
	SUNCOKE ENERGY INC	Common Stock	9,245
	SUNEDISON INC	Common Stock	25,968
	SUNTRUST BANKS INC	Common Stock	67,082
	SUPERVALU INC	Common Stock	50,236
	SVB FINL GROUP	Common Stock	8,009
	SWIFT ENERGY COMPANY	Common Stock	2,616
	SYMANTEC CORP	Common Stock	69,448
	SYMETRA FINANCIAL CORP	Common Stock	26,508
	SYNNEX CORP	Common Stock	19,306
	SYNOPSYS INC COM	Common Stock	8,868
	SYNOVUS FINANCIAL CORP	Common Stock	7,964
	SYSCO CORP	Common Stock	70,648
	T-MOBILE US INC	Common Stock	14,036
	TAKE-TWO INTERACTIVE SOFTWARE	Common Stock	17,631
	TARGET CORP	Common Stock	142,787
	TCF FINANCIAL	Common Stock	7,071
	TECH DATA CORP	Common Stock	34,081

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	TECO ENERGY INC	Common Stock	16,617
	TELEPHONE AND DATA SYSTEMS	Common Stock	21,942
	TENET HEALTHCARE CORPORATION	Common Stock	43,779
	TENNECO INC	Common Stock	13,643
	TEREX CORP NEW	Common Stock	6,106
	TESORO CORP	Common Stock	24,982
	TEXAS INSTRUMENTS INC	Common Stock	118,104
	TEXTRON INC	Common Stock	24,971
	THE CHILDREN S PLACE INC	Common Stock	7,638
	THE DIRECTV GROUP HOLDINGS CL A COM	Common Stock	171,579
	THE HERSHEY COMPANY	Common Stock	12,576
	THE PHOENIX COMPANIES, INC.	Common Stock	7,782
	THE SCOTTS MIRACLE-GRO COMPANY CL A	Common Stock	11,903
	THERMO FISHER SCIENTIFIC INC	Common Stock	17,541
	TIFFANY & CO NEW	Common Stock	16,991
	TIME WARNER CABLE INC	Common Stock	88,499
	TIME WARNER INC	Common Stock	171,011
	TIMKEN CO	Common Stock	8,664
	TJX COS INC NEW	Common Stock	40,394
	TORCHMARK CORP	Common Stock	17,226
	TOTAL SYS SVCS INC	Common Stock	12,056
	TOWERS WATSON & CO CL A	Common Stock	22,974
	TRAVELCENTERS OF AMERICA LLC	Common Stock	9,288
	TRAVELERS COMPANIES, INC	Common Stock	132,736
	TRIQUINT SEMICONDUCTOR INC	Common Stock	11,847
	TRW AUTOMOTIVE HLDGS CORP	Common Stock	39,289
	TUPPERWARE BRANDS CORPORATION	Common Stock	7,371
	TUTOR PERINI CORP	Common Stock	14,538
	TWENTY FIRST CENTURY FOX INC	Common Stock	38,367
	TYSON FOODS INC CL A DEL	Common Stock	7,016
	UGI CORP NEW COM	Common Stock	24,383
	UNION PACIFIC CORP	Common Stock	138,191
	UNISYS CORPORATION	Common Stock	30,453
	UNIT CORP	Common Stock	7,775
	UNITED CONTINENTAL HOLDINGS, INC.	Common Stock	38,930
	UNITED ONLINE INC	Common Stock	11,189
	UNITED PARCEL SERVICE-CL B	Common Stock	72,149
	UNITED RENTAL INC COM	Common Stock	12,037
	UNITED STATES CELLULAR CORP	Common Stock	6,134
	UNITED STS STL CORP NEW	Common Stock	35,324
	UNITED TECHNOLOGIES CORP	Common Stock	155,250
	UNITEDHEALTH GROUP INC	Common Stock	233,012
	UNIVERSAL CORP	Common Stock	7,960
	UNIVERSAL HEALTH SVCS INC CL B	Common Stock	17,468
	UNUM GROUP	Common Stock	41,542
	US BANCORP DEL NEW	Common Stock	47,287
	V F CORP	Common Stock	25,166
	VAALCO ENERGY INC	Common Stock	5,034
	VALERO ENERGY CORP	Common Stock	70,389
	VECTREN CORP	Common Stock	18,908
	VERIZON COMMUNICATIONS	Common Stock	339,108
	VIACOM INC NEW	Common Stock	33,035

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	VISA INC-CLASS A SHRS	Common Stock	42,476
	VISHAY INTERTECHNOLOGY INC	Common Stock	27,890
	VISTEON CORP/NEW	Common Stock	30,562
	VONAGE HOLDINGS CORP	Common Stock	11,300
	VOYA FINANCIAL INC	Common Stock	10,807
	WAL MART STORES INC	Common Stock	276,705
	WALGREENS BOOTS ALLIANCE INC	Common Stock	160,706
	WALT DISNEY CO	Common Stock	87,408
	WASHINGTON FEDERAL INC	Common Stock	9,525
	WASTE MANAGEMENT INC	Common Stock	79,546
	WEBMD HEALTH CORP	Common Stock	17,046
	WEIGHT WATCHERS INTL INC	Common Stock	6,086
	WELLCARE HEALTH PLANS, INC	Common Stock	30,444
	WELLS FARGO & CO	Common Stock	406,326
	WENDY S CO/THE	Common Stock	12,362
*	WESCO INTL INC	Common Stock	6,554
	WESTAR ENERGY INC	Common Stock	14,434
	WESTERN DIGITAL CORP	Common Stock	53,025
	WESTERN UNION CO/THE	Common Stock	39,008
	WEYERHAEUSER CO	Common Stock	70,703
	WGL HOLDINGS INC	Common Stock	15,949
	WHIRLPOOL CORP	Common Stock	33,711
	WHITING PETE CORP NEW	Common Stock	6,633
	WILEY JOHN & SONS INC	Common Stock	9,952
	WILLIAMS COS INC	Common Stock	14,561
	WILLIAMS SONOMA INC	Common Stock	9,006
	WINDSTREAM HOLDINGS INC	Common Stock	58,232
	WISCONSIN ENERGY CORP COM	Common Stock	16,666
	WPX ENERGY INC	Common Stock	37,646
	WYNDHAM WORLDWIDE CORP	Common Stock	20,411
	WYNN RESORTS LTD	Common Stock	51,620
	XCEL ENERGY INC	Common Stock	40,338
	XEROX CORP	Common Stock	68,732
	XILINX INC	Common Stock	13,290
	YAHOO INC COM	Common Stock	8,587
	YUM BRANDS INC	Common Stock	32,710
	ZIMMER HOLDINGS INC	Common Stock	17,013
	ZIONS BANCORP	Common Stock	11,204
	ZYNGA INC	Common Stock	7,094
	ACCENTURE PLC	Common Stock	70,823
	ACE LIMITED	Common Stock	44,114
	AMDOCS LIMITED COM	Common Stock	22,581
	BUNGE LIMITED	Common Stock	30,728
	CARNIVAL CORP	Common Stock	19,764
	COVIDIEN PLC	Common Stock	83,665
	ENDO INTERNATIONAL PLC	Common Stock	15,794
	FLEXTRONICS INTL LTD	Common Stock	45,849
	FREESCALE SEMICONDUCTOR LTD	Common Stock	16,450
	HERBALIFE LTD	Common Stock	12,441
	INGERSOLL-RAND PLC	Common Stock	42,915
	LYONDELLBASELL INDU-CL A	Common Stock	30,327
	MALLINCKRODT PLC	Common Stock	27,431

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2014

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	MCDERMOTT INTL INC	Common Stock	9,117
	ROYAL CARRIBEAN CRUISE	Common Stock	21,679
	SCHLUMBERGER LTD	Common Stock	141,012
	THOMPSON CREEK METALS CO INC	Common Stock	4,878
	TYCO INTERNATIONAL PLC	Common Stock	43,992
	ULTRA PETROLEUM CORP	Common Stock	2,764
	XL GROUP PLC	Common Stock	20,656
	RAFI Enhanced Large Company
	Fund Total		35,278,719

*	Participant Loans	4.25% - 9.25% with maturity dates through 2027	13,716,227
	Participant Loans Total		13,716,227

	Total Investments at Fair Value		$598,905,483

*	Denotes a party-in-interest to the Plan.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AMCAP FUND	AMCAP Fund (Class R-5)	$56,161,534
	AMERICAN FUNDS	American Balanced Fund (Class R-5)	92,932,476
	BARON FUNDS	Baron Small Cap Instl Fund	10,331,648
	COLUMBIA MUTUAL FUNDS	Columbia Acorn Fund (Class Z)	56,667,904
	DIAMOND HILL FUNDS	Diamond Hill Small Cap Fund	6,944,629
	JPMORGAN	JPMorgan Mid Cap Value Instl Fund	30,434,097
	THORNBURG INTERNATIONAL	Thornburg International Value Fund	31,047,620
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R-4)	24,311,357
	NEUBERGER BERMAN	Neuberger Berman Real Estate Fund	555,078
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund	26,344,280
	FRANKLIN TEMPLETON INVESTMENTS	Templeton Global Bond Fund	5,251,060
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target Income	2,926,034
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2015	2,452,991
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2020	7,562,110
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2025	7,196,789
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2030	4,614,312
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2035	5,363,808
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2040	1,983,751
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2045	889,121
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2050	667,278
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2055	161,462
	Registered Investment Companies Total		374,799,339

*	WESCO INTERNATIONAL INC	WESCO International Pooled Stock Fund	24,023,661
	Wells Fargo	Cash and Cash Equivalents	1,331,171
	Various	Common Stock	4,716,571
	Various	Mutual Funds	2,693,242
	Stock Funds and Self-Directed Accounts Total		32,764,645

	Institutional Enhanced Index Fixed
	Prudential Income Fund	Common Collective Trust	136,902,354
	Stable Value Fund Total		136,902,354

	CASH	Cash and Cash Equivalents	235,459
	DIVIDEND INCOME ACCRUAL	Cash and Cash Equivalents	42,636
	3M CO	Common Stock	172,928
	ABBOTT LABORATORIES	Common Stock	155,658
	ABBVIE INC. COM	Common Stock	29,732
	ABERCROMBIE & FITCH CO	Common Stock	22,017
	ACCENTURE PLC	Common Stock	52,867
	ACE LTD	Common Stock	65,327
	ADVANCE AUTO PARTS INC	Common Stock	17,930
	ADVANCED MICRO DEVICES INC	Common Stock	36,173
	AECOM TECHNOLOGY CORP	Common Stock	9,270
	AEROPOSTALE INC	Common Stock	6,872
	AES CORP/THE	Common Stock	43,153
	AETNA INC	Common Stock	112,350
	AFLAC INC	Common Stock	58,650
	AGCO CORP	Common Stock	17,875
	AGILENT TECHNOLOGIES INC	Common Stock	22,075
	AGL RESOURCES INC	Common Stock	9,588

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	AIR PRODUCTS & CHEMICALS INC	Common Stock	39,235
	AIRGAS INC	Common Stock	10,961
	ALASKA AIR GROUP INC	Common Stock	14,381
	ALCOA INC	Common Stock	81,298
	ALERE INC	Common Stock	24,254
	ALLEGHENY TECHNOLOGIES INC	Common Stock	12,328
	ALLEGION PLC W/I	Common Stock	10,120
	ALLIANT ENERGY CORP	Common Stock	18,421
	ALLIANT TECHSYSTEMS INC	Common Stock	40,398
	ALLSTATE CORP/THE	Common Stock	106,626
	ALPHA NATURAL RESOURCES INC CO	Common Stock	8,261
	ALTERA CORP	Common Stock	4,682
	ALTRIA GROUP INC	Common Stock	161,852
	AMAZON.COM INC	Common Stock	42,272
	AMDOCS LTD	Common Stock	19,960
	AMEDISYS INC	Common Stock	19,604
	AMEREN CORP	Common Stock	39,342
	AMERICAN AIRLINES GROUP INC	Common Stock	35,047
	AMERICAN EAGLE OUTFITTERS INC	Common Stock	6,149
	AMERICAN ELECTRIC POWER CO INC	Common Stock	59,687
	AMERICAN EQUITY INVESTMENT LIF	Common Stock	28,227
	AMERICAN EXPRESS CO	Common Stock	107,424
	AMERICAN FINANCIAL GROUP INC/O	Common Stock	31,688
	AMERICAN INTERNATIONAL GROUP I	Common Stock	33,029
	AMERICAN WATER WORKS CO INC	Common Stock	9,382
	AMERIPRISE FINANCIAL INC	Common Stock	56,490
	AMERISOURCEBERGEN CORP	Common Stock	33,538
	AMGEN INC	Common Stock	88,754
	AMKOR TECHNOLOGY INC	Common Stock	17,783
	AMSURG CORP	Common Stock	18,047
	ANADARKO PETROLEUM CORP	Common Stock	52,827
	ANALOG DEVICES INC	Common Stock	15,075
	ANIXTER INTERNATIONAL INC	Common Stock	22,909
	ANN INC	Common Stock	12,796
	ANNALY MTG MGMT INC COM REIT	Common Stock	8,455
	AOL INC	Common Stock	44,569
	APACHE CORP	Common Stock	36,954
	APARTMENT INVT & MGMT CO -A RE	Common Stock	19,821
	APOLLO EDUCATION GROUP INC	Common Stock	33,139
	APPLE INC	Common Stock	274,900
	APPLIED MATERIALS INC	Common Stock	98,372
	ARCH COAL INC COM	Common Stock	5,131
	ARCHER-DANIELS-MIDLAND CO	Common Stock	40,536
	ARMSTRONG WORLD INDUSTRIES INC	Common Stock	10,946
	ARRIS GROUP INC	Common Stock	9,809
	ARROW ELECTRONICS INC	Common Stock	43,346
	ARTHUR J GALLAGHER & CO	Common Stock	12,953
	ASHFORD HOSPITALITY PRIME IN	Common Stock	2,093
	ASHFORD HOSPITALITY TRUST REIT	Common Stock	4,786
	ASHLAND INC	Common Stock	16,497
	ASSURANT INC	Common Stock	41,879
	ASTORIA FINANCIAL CORP	Common Stock	14,314
	AT&T INC	Common Stock	607,530

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ATLAS AIR WORLDWIDE HOLDINGS I	Common Stock	4,691
	ATMEL CORP	Common Stock	5,857
	ATMOS ENERGY CORP	Common Stock	16,760
	AUTODESK INC	Common Stock	9,158
	AUTOMATIC DATA PROCESSING INC	Common Stock	80,718
	AUTOZONE INC	Common Stock	4,301
	AVERY DENNISON CORP	Common Stock	24,292
	AVIS BUDGET GROUP INC	Common Stock	74,009
	AVISTA CORP	Common Stock	10,684
	AVNET INC	Common Stock	32,156
	AVON PRODUCTS INC	Common Stock	41,982
	BABCOCK & WILCOX CO COM	Common Stock	16,103
	BAKER HUGHES INC	Common Stock	33,598
	BANCORPSOUTH INC	Common Stock	18,328
	BANK OF AMERICA CORP	Common Stock	666,739
	BANK OF HAWAII CORP	Common Stock	8,339
	BANK OF NEW YORK MELLON CORP/T	Common Stock	104,471
	BARNES & NOBLE INC	Common Stock	8,551
	BAXTER INTERNATIONAL INC	Common Stock	79,635
	BB&T CORP	Common Stock	46,426
	BECTON DICKINSON AND CO	Common Stock	53,809
	BED BATH & BEYOND INC	Common Stock	20,637
	BEMIS CO INC	Common Stock	14,705
	BENCHMARK ELECTRONICS INC	Common Stock	13,271
	BERKSHIRE HATHAWAY INC	Common Stock	236,053
	BEST BUY CO INC	Common Stock	137,785
	BIG LOTS INC	Common Stock	15,951
	BILL BARRETT CORP	Common Stock	16,443
	BIO-RAD LABORATORIES INC	Common Stock	5,192
	BIOGEN IDEC INC	Common Stock	6,710
	BLACKROCK INC	Common Stock	56,015
	BOB EVANS FARMS INC/DE	Common Stock	22,816
	BOEING CO/THE	Common Stock	170,067
	BOOZ ALLEN HAMILTON HOLDING CO	Common Stock	6,568
	BOSTON SCIENTIFIC CORP	Common Stock	180,264
	BOYD GAMING CORP	Common Stock	12,915
	BRIGGS & STRATTON CORP	Common Stock	11,489
	BRINK'S CO/THE	Common Stock	11,949
	BRINKER INTERNATIONAL INC	Common Stock	21,455
	BRISTOL-MYERS SQUIBB CO	Common Stock	181,029
	BROADCOM CORP	Common Stock	5,366
	BROADRIDGE FINANCIAL SOLUTIONS	Common Stock	7,311
	BROCADE COMMUNICATIONS SYSTEMS	Common Stock	23,873
	BROWN SHOE CO INC	Common Stock	16,040
	BUNGE LTD	Common Stock	30,791
	CA INC	Common Stock	33,280
	CABLEVISION SYSTEMS CORP	Common Stock	24,941
	CACI INTERNATIONAL INC	Common Stock	26,066
	CAESARS ENTERTAINMENT IPO	Common Stock	71,685
	CALPINE CORP	Common Stock	14,008
	CAMERON INTERNATIONAL CORP	Common Stock	14,109
	CAMPBELL SOUP CO	Common Stock	26,401
	CAPITAL ONE FINANCIAL CORP	Common Stock	94,920

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CARDINAL HEALTH INC	Common Stock	44,896
	CAREER EDUCATION CORP	Common Stock	21,113
	CAREFUSION CORP	Common Stock	35,918
	CARNIVAL CORP	Common Stock	8,235
	CATERPILLAR INC	Common Stock	74,010
	CBS CORP	Common Stock	84,774
	CELGENE CORP	Common Stock	6,083
	CENTENE CORP	Common Stock	8,784
	CENTERPOINT ENERGY INC	Common Stock	29,068
	CENTURYLINK INC	Common Stock	28,474
	CF INDUSTRIES HOLDINGS INC	Common Stock	5,593
	CHARLES RIVER LABORATORIES INT	Common Stock	5,463
	CHARLES SCHWAB CORP/THE	Common Stock	75,764
	CHARTER COMMUNICATIONS INC	Common Stock	78,500
	CHECKPOINT SYSTEMS INC	Common Stock	12,111
	CHEESECAKE FACTORY INC/THE	Common Stock	11,295
	CHEMTURA CORP NEW	Common Stock	10,582
	CHESAPEAKE ENERGY CORP	Common Stock	97,026
	CHEVRON CORP	Common Stock	663,022
	CHILDRENS PLACE RETAIL STORES	Common Stock	7,634
	CHIQUITA BRANDS INTERNATIONAL	Common Stock	13,081
	CHUBB CORP/THE	Common Stock	77,014
	CIGNA CORP	Common Stock	56,075
	CIMAREX ENERGY CO	Common Stock	4,931
	CINCINNATI BELL INC	Common Stock	10,132
	CINCINNATI FINANCIAL CORP	Common Stock	25,923
	CINEMARK HOLDINGS INC	Common Stock	12,599
	CINTAS CORP	Common Stock	9,117
	CISCO SYSTEMS INC	Common Stock	155,059
	CIT GROUP INC	Common Stock	7,090
	CITIGROUP INC	Common Stock	340,643
	CITY NATIONAL CORP/CA	Common Stock	9,665
	CLOUD PEAK ENERGY INC	Common Stock	10,710
	CME GROUP INC	Common Stock	9,729
	CMS ENERGY CORP	Common Stock	13,760
	CNO FINANCIAL GROUP INC	Common Stock	47,763
	COCA-COLA CO/THE	Common Stock	234,393
	COCA-COLA ENTERPRISES INC	Common Stock	46,910
	COEUR MINING INC	Common Stock	4,188
	COLGATE-PALMOLIVE CO	Common Stock	72,253
	COMCAST CORP	Common Stock	130,016
	COMERICA INC	Common Stock	14,167
	COMMERCE BANCSHARES INC/MO	Common Stock	12,889
	COMMERCIAL METALS CO	Common Stock	14,821
	COMMONWEALTH REIT	Common Stock	4,709
	COMMUNITY HEALTH SYSTEMS INC	Common Stock	119,616
	COMPUTER SCIENCES CORP	Common Stock	82,423
	COMPUWARE CORP	Common Stock	9,327
	COMSTOCK RESOURCES INC	Common Stock	5,359
	COMTECH TELECOMMUNICATIONS COR	Common Stock	12,919
	CON-WAY INC	Common Stock	12,112
	CONAGRA FOODS INC	Common Stock	42,428
	CONMED CORP	Common Stock	13,558

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	CONOCOPHILLIPS	Common Stock	360,668
	CONSOLIDATED COMMUNICATIONS HO	Common Stock	16,548
	CONSOLIDATED EDISON INC	Common Stock	39,580
	CONSTELLATION BRANDS INC	Common Stock	14,569
	CONVERGYS CORP	Common Stock	17,956
	COOPER TIRE & RUBBER CO	Common Stock	6,731
	CORELOGIC INC	Common Stock	42,245
	CORINTHIAN COLLEGES INC	Common Stock	3,800
	CORNING INC	Common Stock	54,975
	COSTCO WHOLESALE CORP	Common Stock	60,938
	COVANCE INC	Common Stock	7,925
	COVIDIEN PLC	Common Stock	49,713
	CRACKER BARREL OLD COUNTRY STO	Common Stock	9,026
	CROWN HOLDINGS INC	Common Stock	10,741
	CSX CORP	Common Stock	46,262
	CULLEN/FROST BANKERS INC	Common Stock	11,760
	CUMMINS INC	Common Stock	17,198
	CVS CAREMARK CORP	Common Stock	121,240
	DANA HOLDING CORP	Common Stock	8,280
	DARDEN RESTAURANTS INC	Common Stock	22,129
	DAVITA HEALTHCARE PARTNERS INC	Common Stock	5,450
	DEAN FOODS CO	Common Stock	6,721
	DECKERS OUTDOOR CORP COM	Common Stock	10,473
	DEERE & CO	Common Stock	34,340
	DELTA AIR LINES INC	Common Stock	35,574
	DENBURY RES INC COM NEW	Common Stock	8,379
	DEVON ENERGY CORP	Common Stock	57,725
	DEVRY EDUCATIOH GROUP INC	Common Stock	13,242
	DEX MEDIA INC	Common Stock	3,488
	DIAMOND OFFSHORE DRILLING INC	Common Stock	19,808
	DIEBOLD INC	Common Stock	11,487
	DIGITAL RIVER INC	Common Stock	5,005
	DILLARD'S INC	Common Stock	10,207
	DIRECTV	Common Stock	59,806
	DISCOVER FINANCIAL SERVICES	Common Stock	20,310
	DISH NETWORK CORP	Common Stock	15,465
	DOMINION RESOURCES INC/VA	Common Stock	102,081
	DOMINO'S PIZZA INC	Common Stock	28,069
	DOVER CORP	Common Stock	27,321
	DOW CHEMICAL CO/THE	Common Stock	63,625
	DR HORTON INC	Common Stock	4,464
	DR PEPPER SNAPPLE GROUP INC	Common Stock	19,878
	DTE ENERGY CO	Common Stock	62,473
	DUKE ENERGY CORP	Common Stock	71,080
	DUN & BRADSTREET CORP/THE	Common Stock	10,066
	E*TRADE FINANCIAL CORP	Common Stock	39,948
	EARTHLINK HOLDINGS CORP	Common Stock	8,577
	EASTMAN CHEMICAL CO	Common Stock	17,351
	EBAY INC	Common Stock	27,707
	EDISON INTERNATIONAL	Common Stock	68,570
	EI DU PONT DE NEMOURS & CO	Common Stock	69,063
	EL PASO ELECTRIC CO	Common Stock	5,196
	ELECTRONIC ARTS INC	Common Stock	46,018

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	ELI LILLY & CO	Common Stock	125,052
	EMC CORP/MASSACHUSETTS	Common Stock	45,823
	EMCOR GROUP INC	Common Stock	13,793
	EMERSON ELECTRIC CO	Common Stock	119,867
	ENDO HEALTH SOLUTIONS	Common Stock	16,460
	ENERGEN CORP	Common Stock	15,848
	ENERGIZER HOLDINGS INC	Common Stock	15,478
	ENTERGY CORP	Common Stock	75,355
	EOG RESOURCES INC	Common Stock	20,141
	EQUITY RESIDENTIAL SH BEN INT	Common Stock	4,513
	EURONET WORLDWIDE INC	Common Stock	13,542
	EW SCRIPPS CO	Common Stock	4,235
	EXELIS INC	Common Stock	43,400
	EXELON CORP	Common Stock	77,404
	EXPEDIA INC	Common Stock	12,121
	EXPRESS INC	Common Stock	3,995
	EXTERRAN HOLDINGS INC	Common Stock	40,322
	EXXON MOBIL CORP	Common Stock	954,518
	FAIRCHILD SEMICONDUCTOR INTL C	Common Stock	5,353
	FEDERATED INVESTORS INC	Common Stock	23,011
	FEDEX CORP	Common Stock	53,195
	FERRO CORP	Common Stock	20,708
	FIDELITY NATIONAL INFORMATION	Common Stock	7,300
	FIFTH & PACIFIC CO	Common Stock	14,752
	FIFTH THIRD BANCORP	Common Stock	42,943
	FIRST CITIZENS BANCSHARES INC/	Common Stock	8,460
	FIRST HORIZON NATIONAL CORP	Common Stock	10,147
	FIRST SOLAR INC	Common Stock	29,287
	FIRSTENERGY CORP	Common Stock	43,501
	FIRSTMERIT CORP	Common Stock	9,670
	FIVE STAR QUALITY CARE INC	Common Stock	11,276
	FLOWERS FOODS INC	Common Stock	5,947
	FLOWSERVE CORP	Common Stock	12,770
	FLUOR CORP	Common Stock	20,073
	FOOT LOCKER INC	Common Stock	13,468
	FORD MOTOR CO	Common Stock	56,566
	FOREST LABORATORIES INC	Common Stock	54,147
	FOREST OIL CORP	Common Stock	8,530
	FRANKLIN RESOURCES INC	Common Stock	14,490
	FREEPORT-MCMORAN COPPER & GOLD	Common Stock	70,498
	FREESCALE SEMICONDUCTOR LTD	Common Stock	10,497
	FRONTIER COMMUNICATIONS CORP	Common Stock	37,614
	FTD GROUP INC COM	Common Stock	16,844
	FTI CONSULTING INC	Common Stock	14,317
	FULTON FINANCIAL CORP	Common Stock	4,357
	GAMESTOP CORP	Common Stock	63,299
	GANNETT CO INC	Common Stock	54,013
	GAP INC/THE	Common Stock	23,565
	GATX CORP	Common Stock	8,295
	GENERAL CABLE CORP	Common Stock	12,146
	GENERAL DYNAMICS CORP	Common Stock	114,564
	GENERAL ELECTRIC CO	Common Stock	486,853
	GENERAL MILLS INC	Common Stock	15,722

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	GENERAL MOTORS CO	Common Stock	129,394
	GENTIVA HEALTH SERVICES INC	Common Stock	12,795
	GENUINE PARTS CO	Common Stock	32,361
	GENWORTH FINANCIAL INC	Common Stock	128,185
	GILEAD SCIENCES INC	Common Stock	60,456
	GOLDMAN SACHS GROUP INC/THE	Common Stock	157,230
	GOODYEAR TIRE & RUBBER CO/THE	Common Stock	63,393
	GOOGLE INC	Common Stock	156,899
	GRAHAM HOLDINGS CO	Common Stock	39,136
	GREAT PLAINS ENERGY INC COM	Common Stock	6,763
	GT ADVANCED TECHNOLOGIES INC	Common Stock	12,306
	GUESS? INC	Common Stock	19,885
	H&R BLOCK INC	Common Stock	14,201
	HALLIBURTON CO	Common Stock	56,992
	HANESBRANDS INC	Common Stock	18,973
	HANGER INC	Common Stock	5,429
	HANOVER INSURANCE GROUP INC/TH	Common Stock	13,076
	HARLEY-DAVIDSON INC	Common Stock	17,033
	HARMAN INTERNATIONAL INDUSTRIE	Common Stock	9,576
	HARRIS CORP	Common Stock	19,058
	HARRIS TEETER SUPERMARKETS INC	Common Stock	5,034
	HARSCO CORP	Common Stock	20,041
	HARTFORD FINANCIAL SERVICES GR	Common Stock	124,160
	HASBRO INC	Common Stock	16,503
	HAWAIIAN ELECTRIC INDUSTRIES I	Common Stock	10,763
	HAWAIIAN HOLDINGS INC	Common Stock	5,759
	HCA HOLDINGS INC	Common Stock	109,828
	HCC INSURANCE HOLDINGS INC	Common Stock	10,981
	HEALTH MANAGEMENT ASSOCIATES I	Common Stock	37,427
	HEALTH NET INC	Common Stock	32,607
	HEALTHSOUTH CORP	Common Stock	9,829
	HECLA MINING CO	Common Stock	4,953
	HELIX ENERGY SOLUTIONS GROUP I	Common Stock	15,368
	HELMERICH & PAYNE INC	Common Stock	5,297
	HENRY SCHEIN INC	Common Stock	5,599
	HERSHEY CO/THE	Common Stock	16,821
	HERTZ GLOBAL HOLDINGS INC	Common Stock	56,610
	HESS CORP	Common Stock	101,343
	HEWLETT-PACKARD CO	Common Stock	427,031
	HILL-ROM HOLDINGS INC	Common Stock	8,227
	HILLSHIRE BRANDS CO	Common Stock	52,367
	HNI CORP	Common Stock	16,192
	HOLOGIC INC	Common Stock	4,984
	HOME DEPOT INC/THE	Common Stock	67,848
	HONEYWELL INTERNATIONAL INC	Common Stock	112,111
	HOSPIRA INC	Common Stock	17,172
	HUDSON CITY BANCORP INC	Common Stock	24,537
	HUMANA INC	Common Stock	56,668
	HUNTINGTON BANCSHARES INC/OH	Common Stock	9,853
	HUNTINGTON INGLASS INDUSTRIES	Common Stock	23,943
	HUNTSMAN CORP	Common Stock	19,385
	IAC/INTERACTIVECORP	Common Stock	7,689
	ILLINOIS TOOL WORKS INC	Common Stock	19,675

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	INGERSOLL-RAND PLC	Common Stock	42,381
	INGRAM MICRO INC	Common Stock	50,580
	INSIGHT ENTERPRISES INC	Common Stock	13,444
	INTEGRYS ENERGY GROUP INC	Common Stock	14,908
	INTEL CORP	Common Stock	250,544
	INTERACTIVE BROKERS GROUP INC	Common Stock	26,896
	INTERNATIONAL BANCSHARES CORP	Common Stock	7,697
	INTERNATIONAL BUSINESS MACHINE	Common Stock	339,689
	INTERNATIONAL FLAVORS & FRAGRA	Common Stock	11,951
	INTERNATIONAL GAME TECHNOLOGY	Common Stock	10,914
	INTERNATIONAL PAPER CO	Common Stock	35,302
	INTERPUBLIC GROUP OF COS INC/T	Common Stock	41,365
	INTERSIL CORP	Common Stock	16,679
	INVACARE CORP	Common Stock	8,634
	INVESTMENT TECHNOLOGY GROUP IN	Common Stock	11,699
	ISTAR FINANCIAL INC	Common Stock	11,773
	ITRON INC	Common Stock	9,197
	ITT CORP	Common Stock	72,815
	ITT EDUCATIONAL SERVICES INC	Common Stock	23,036
	JABIL CIRCUIT INC	Common Stock	5,023
	JACK IN THE BOX INC	Common Stock	19,508
	JACOBS ENGINEERING GROUP INC	Common Stock	21,606
	JETBLUE AIRWAYS CORP	Common Stock	16,431
	JM SMUCKER CO/THE	Common Stock	21,035
	JOHNSON & JOHNSON	Common Stock	633,620
	JOHNSON CONTROLS INC	Common Stock	57,764
	JONES GROUP INC/THE	Common Stock	12,746
	JOY GLOBAL INC COM	Common Stock	3,451
	JPMORGAN CHASE & CO	Common Stock	494,273
	JUNIPER NETWORKS INC	Common Stock	35,367
	KBR INC	Common Stock	12,628
	KELLOGG CO	Common Stock	38,352
	KEMPER CORP	Common Stock	13,041
	KEYCORP	Common Stock	43,199
	KIMBERLY-CLARK CORP	Common Stock	50,663
	KINDRED HEALTHCARE INC	Common Stock	42,500
	KOHL'S CORP	Common Stock	43,073
	KORN/FERRY INTERNATIONAL	Common Stock	12,929
	KRAFT FOODS GROUP INC	Common Stock	21,133
	KROGER CO/THE	Common Stock	132,188
	L-3 COMMUNICATIONS HOLDINGS IN	Common Stock	29,173
	LABORATORY CORP OF AMERICA HOL	Common Stock	4,751
	LACLEDE GROUP INC/THE	Common Stock	17,169
	LAMAR ADVERTISING CO CL A	Common Stock	16,145
	LEAP WIRELESS INTERNATIONAL IN	Common Stock	25,387
	LEAR CORP	Common Stock	30,526
	LEGG MASON INC	Common Stock	22,436
	LEGGETT & PLATT INC	Common Stock	18,316
	LEIDOS HOLDINGS INC	Common Stock	24,361
	LENDER PROCESSING SERVICES	Common Stock	15,363
	LEVEL 3 COMMUNICATIONS INC	Common Stock	10,415
	LEXMARK INTERNATIONAL INC	Common Stock	31,790
	LIBERTY GLOBAL PLC	Common Stock	22,962

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	LIBERTY INTERACTIVE CORP	Common Stock	51,069
	LIFE TECHNOLOGIES CORP	Common Stock	16,524
	LIFEPOINT HOSPITALS INC COM	Common Stock	23,408
	LINCOLN NATIONAL CORP	Common Stock	102,930
	LINEAR TECHNOLOGY CORP	Common Stock	5,830
	LIVE NATION ENTERTAINMENT INC	Common Stock	5,157
	LOCKHEED MARTIN CORP	Common Stock	111,049
	LOEWS CORP	Common Stock	29,040
	LORILLARD INC	Common Stock	66,239
	LOWE'S COS INC	Common Stock	106,731
	LSI CORP	Common Stock	18,462
	M&T BANK CORP	Common Stock	9,546
	MACY'S INC	Common Stock	55,536
	MAGELLAN HEALTH SERVICES INC	Common Stock	14,618
	MANITOWOC CO INC/THE	Common Stock	6,273
	MANPOWER INC	Common Stock	69,117
	MARATHON OIL CORP	Common Stock	167,534
	MARATHON PETROLEUM CORP	Common Stock	74,485
	MARKEL CORP	Common Stock	4,062
	MARSH & MCLENNAN COS INC	Common Stock	4,062
	MASCO CORP	Common Stock	40,371
	MATTEL INC	Common Stock	37,160
	MAXIM INTEGRATED PRODUCTS INC	Common Stock	19,391
	MCDERMOTT INTERNATIONAL INC	Common Stock	12,714
	MCDONALD'S CORP	Common Stock	148,553
	MCGRAW HILL FINANCIAL INC	Common Stock	40,586
	MCKESSON CORP	Common Stock	78,602
	MDU RESOURCES GROUP INC	Common Stock	22,210
	MEADWESTVACO CORP	Common Stock	25,814
	MEDTRONIC INC	Common Stock	126,832
	MEN'S WEARHOUSE INC/THE	Common Stock	8,735
	MERCK & CO INC	Common Stock	148,498
	MERCURY GENERAL CORP	Common Stock	4,374
	MEREDITH CORP	Common Stock	16,162
	METLIFE INC	Common Stock	158,417
	MGIC INVESTMENT CORP	Common Stock	6,077
	MGM RESORTS INTERNATIONAL	Common Stock	17,311
	MICROCHIP TECHNOLOGY INC	Common Stock	21,256
	MICRON TECHNOLOGY INC	Common Stock	148,966
	MICROSOFT CORP	Common Stock	501,144
	MOLINA HEALTHCARE INC	Common Stock	9,591
	MOLSON COORS BREWING CO	Common Stock	14,880
	MONDELEZ INTERNATIONAL INC	Common Stock	165,169
	MONSANTO CO	Common Stock	71,911
	MONSTER WORLDWIDE INC	Common Stock	11,700
	MORGAN STANLEY	Common Stock	119,983
	MOTOROLA SOLUTIONS INC	Common Stock	67,770
	MURPHY OIL CORP	Common Stock	35,295
	NASDAQ OMX GROUP INC/THE	Common Stock	19,064
	NATIONAL FUEL GAS CO	Common Stock	20,920
	NATIONAL OILWELL VARCO INC	Common Stock	31,892
	NAVISTAR INTERNATIONAL CORP	Common Stock	32,271
	NCR CORP	Common Stock	13,965

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	NETAPP INC	Common Stock	18,719
	NEW JERSEY RESOURCES CORP	Common Stock	5,410
	NEW YORK COMMUNITY BANCORP INC	Common Stock	3,859
	NEW YORK TIMES CO/THE	Common Stock	26,138
	NEWELL RUBBERMAID INC	Common Stock	22,168
	NEWFIELD EXPLORATION CO	Common Stock	18,522
	NEWMONT MINING CORP	Common Stock	22,339
	NEXTERA ENERGY INC	Common Stock	65,242
	NII HOLDINGS INC	Common Stock	6,394
	NIKE INC	Common Stock	52,453
	NISOURCE INC	Common Stock	34,162
	NOBLE ENERGY INC	Common Stock	18,390
	NORDSTROM INC	Common Stock	14,461
	NORFOLK SOUTHERN CORP	Common Stock	47,343
	NORTHEAST UTILITIES	Common Stock	9,453
	NORTHERN TRUST CORP	Common Stock	22,776
	NORTHROP GRUMMAN CORP	Common Stock	128,363
	NORTHWEST BANCSHARES INC	Common Stock	8,439
	NORTHWEST NATURAL GAS CO	Common Stock	9,635
	NORTHWESTERN CORP	Common Stock	10,094
	NRG ENERGY INC	Common Stock	76,539
	NUCOR CORP	Common Stock	22,313
	NVR INC	Common Stock	12,312
	OCCIDENTAL PETROLEUM CORP	Common Stock	147,976
	OFFICE DEPOT INC	Common Stock	101,240
	OGE ENERGY CORP	Common Stock	9,085
	OLD REPUBLIC INTERNATIONAL COR	Common Stock	14,006
	OM GROUP INC	Common Stock	17,149
	OMNICARE INC	Common Stock	22,212
	OMNICOM GROUP INC	Common Stock	82,625
	OMNIVISION TECHNOLOGIES INC	Common Stock	5,934
	ON SEMICONDUCTOR CORP	Common Stock	5,092
	ORACLE CORP	Common Stock	137,162
	ORBITAL SCIENCES CORP	Common Stock	4,916
	OSHKOSH CORP	Common Stock	21,563
	OWENS & MINOR INC	Common Stock	4,862
	OWENS CORNING	Common Stock	12,053
	OWENS-ILLINOIS INC	Common Stock	35,029
	PACCAR INC	Common Stock	20,236
	PACKAGING CORP OF AMERICA	Common Stock	13,415
	PANTRY INC/THE	Common Stock	12,585
	PARKER DRILLING CO	Common Stock	5,577
	PARKER HANNIFIN CORP	Common Stock	26,371
	PATTERSON UTI ENERGY INC COM	Common Stock	19,977
	PAYCHEX INC	Common Stock	32,326
	PEABODY ENERGY CORP	Common Stock	6,406
	PEOPLE'S UNITED FINANCIAL INC	Common Stock	11,083
	PEPCO HOLDINGS INC	Common Stock	23,358
	PEPSICO INC/NC	Common Stock	221,284
	PFIZER INC	Common Stock	304,769
	PG&E CORP	Common Stock	58,043
	PHH CORP	Common Stock	32,191
	PHILIP MORRIS INTERNATIONAL IN	Common Stock	181,840

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	PHILLIPS 66 COM	Common Stock	118,549
	PIEDMONT NATURAL GAS CO INC	Common Stock	10,976
	PINNACLE WEST CAPITAL CORP	Common Stock	14,024
	PITNEY BOWES INC	Common Stock	83,950
	PLUM CREEK TIMBER CO INC COM R	Common Stock	25,813
	PNC FINANCIAL SERVICES GROUP I	Common Stock	71,141
	PNM RESOURCES INC	Common Stock	9,262
	POLYCOM INC	Common Stock	3,751
	PORTLAND GENERAL ELECTRIC CO	Common Stock	10,751
	POST HOLDINGS INC	Common Stock	16,210
	PPG INDUSTRIES INC	Common Stock	54,053
	PPL CORP	Common Stock	8,305
	PRAXAIR INC	Common Stock	36,408
	PRIMERICA INC	Common Stock	21,541
	PRINCIPAL FINANCIAL GROUP INC	Common Stock	55,770
	PROASSURANCE CORP	Common Stock	3,345
	PROCTER & GAMBLE CO/THE	Common Stock	442,382
	PROGRESS SOFTWARE CORP	Common Stock	7,439
	PROGRESSIVE CORP/THE	Common Stock	50,668
	PROTECTIVE LIFE CORP	Common Stock	29,484
	PROVIDENT FINANCIAL SERVICES I	Common Stock	6,936
	PRUDENTIAL FINANCIAL INC	Common Stock	169,039
	PUBLIC SERVICE ENTERPRISE GROU	Common Stock	65,458
	QEP RESOURCES INC	Common Stock	11,770
	QUAD / GRAPHICS INC COM CL A	Common Stock	16,992
	QUALCOMM INC	Common Stock	86,724
	QUEST DIAGNOSTICS INC/DE	Common Stock	14,295
	QUESTAR CORP	Common Stock	17,955
	QUIKSILVER INC	Common Stock	10,559
	RADIOSHACK CORP	Common Stock	20,400
	RAYMOND JAMES FINANCIAL INC	Common Stock	17,379
	RAYTHEON CO	Common Stock	92,242
	REGAL ENTERTAINMENT GROUP	Common Stock	10,659
	REGIONS FINANCIAL CORP	Common Stock	40,292
	REGIS CORP	Common Stock	6,617
	REINSURANCE GROUP OF AMERICA I	Common Stock	22,604
	RELIANCE STEEL & ALUMINUM CO	Common Stock	8,418
	RENT-A-CENTER INC/TX	Common Stock	16,103
	REPUBLIC AIRWAYS HOLDINGS INC	Common Stock	11,481
	REYNOLDS AMERICAN INC	Common Stock	50,190
	RITE AID CORP COM	Common Stock	146,836
	RLI CORP	Common Stock	9,933
	ROBERT HALF INTERNATIONAL INC	Common Stock	9,700
	ROCKWELL AUTOMATION INC	Common Stock	17,015
	ROCKWELL COLLINS INC	Common Stock	13,601
	ROCKWOOD HOLDINGS INC	Common Stock	8,271
	ROWAN COS PLC	Common Stock	5,870
	RPM INTERNATIONAL INC	Common Stock	11,955
	RR DONNELLEY & SONS CO	Common Stock	73,758
	RUBY TUESDAY INC	Common Stock	6,202
	RYDER SYSTEM INC	Common Stock	37,038
	SABRA HEALTH CARE REIT INC	Common Stock	10,168
	SAFEWAY INC	Common Stock	119,336

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	SANMINA CORP	Common Stock	24,816
	SCANA CORP	Common Stock	7,978
	SCHLUMBERGER LTD	Common Stock	108,312
	SCHOLASTIC CORP	Common Stock	8,673
	SCOTTS MIRACLE-GRO CO/THE	Common Stock	15,306
	SEACOR HOLDINGS INC	Common Stock	10,214
	SEALED AIR CORP	Common Stock	22,167
	SEARS HOLDINGS CORP	Common Stock	32,759
	SELECTIVE INSURANCE GROUP INC	Common Stock	8,199
	SEMPRA ENERGY	Common Stock	57,895
	SERVICE CORP INTERNATIONAL/US	Common Stock	17,985
	SHERWIN-WILLIAMS CO/THE	Common Stock	16,148
	SKYWEST INC	Common Stock	27,688
	SLM CORP COM	Common Stock	4,678
	SNAP-ON INC	Common Stock	15,442
	SONOCO PRODUCTS CO	Common Stock	9,846
	SOUTHERN CO/THE	Common Stock	33,587
	SOUTHERN COPPER CORP	Common Stock	13,580
	SOUTHWEST AIRLINES CO	Common Stock	4,522
	SOUTHWEST GAS CORP	Common Stock	16,941
	SPANSION INC COM CL A NEW	Common Stock	5,542
	SPECTRA ENERGY CORP	Common Stock	20,161
	SPECTRUM BRANDS HOLDINGS INC	Common Stock	8,960
	SPIRIT AEROSYSTEMS HOLDINGS IN	Common Stock	15,609
	SPX CORP	Common Stock	22,113
	ST JUDE MEDICAL INC	Common Stock	20,815
	STANCORP FINANCIAL GROUP INC	Common Stock	25,838
	STAPLES INC	Common Stock	57,808
	STARBUCKS CORP	Common Stock	4,860
	STARWOOD HOTELS & RESORTS WORL	Common Stock	20,657
	STARZ	Common Stock	6,257
	STATE STREET CORP	Common Stock	73,243
	STEEL DYNAMICS INC COM	Common Stock	17,058
	STEELCASE INC	Common Stock	22,394
	STERIS CORP	Common Stock	16,097
	STONE ENERGY CORP	Common Stock	4,877
	STRAYER EDUCATION INC	Common Stock	2,999
	STRYKER CORP	Common Stock	23,293
	SUNEDISON INC	Common Stock	52,161
	SUNTRUST BANKS INC	Common Stock	67,141
	SUPERVALU INC	Common Stock	98,379
	SVB FINANCIAL GROUP	Common Stock	10,696
	SWIFT ENERGY CO	Common Stock	8,721
	SYMANTEC CORP	Common Stock	76,989
	SYMETRA FINANCIAL CORP	Common Stock	30,127
	SYNNEX CORP	Common Stock	11,593
	SYNOPSYS INC	Common Stock	13,104
	SYSCO CORP	Common Stock	64,258
	T-MOBILE US INC	Common Stock	21,563
	TAKE-TWO INTERACTIVE SOFTWARE	Common Stock	5,107
	TARGET CORP	Common Stock	99,524
	TCF FINANCIAL CORP	Common Stock	11,863
	TD AMERITRADE HOLDING CORP	Common Stock	12,042

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	TECH DATA CORP	Common Stock	32,147
	TECO ENERGY INC	Common Stock	13,982
	TELEPHONE & DATA SYSTEMS INC	Common Stock	27,301
	TENET HEALTHCARE CORP	Common Stock	93,338
	TENNECO INC	Common Stock	13,633
	TEREX CORP	Common Stock	17,258
	TESORO CORP	Common Stock	38,084
	TETRA TECHNOLOGIES INC	Common Stock	6,341
	TEXAS INSTRUMENTS INC	Common Stock	79,301
	TEXTRON INC	Common Stock	28,673
	THE MOSAIC CO COM	Common Stock	19,381
	THERMO FISHER SCIENTIFIC INC	Common Stock	35,632
	THOMPSON CREEK METALS CO INC	Common Stock	6,368
	THOR INDUSTRIES INC	Common Stock	12,427
	TIFFANY & CO	Common Stock	14,752
	TIME WARNER CABLE INC	Common Stock	78,861
	TIME WARNER INC	Common Stock	207,487
	TIMKEN CO	Common Stock	11,179
	TJX COS INC	Common Stock	19,374
	TORCHMARK CORP	Common Stock	25,086
	TOTAL SYSTEM SERVICES INC	Common Stock	16,940
	TOWERS WATSON & CO-CL A	Common Stock	13,016
	TRAVEL CENTERS OF AMERICA	Common Stock	10,821
	TRAVELERS COS INC/THE	Common Stock	140,065
	TRUSTMARK CORP	Common Stock	5,717
	TRW AUTOMOTIVE HOLDINGS CORP	Common Stock	28,417
	TUPPERWARE BRANDS CORP	Common Stock	11,060
	TUTOR PERINI CORP	Common Stock	19,436
	TWENTY-FIRST CENTURY FOX INC	Common Stock	68,687
	TYCO INTERNATIONAL LTD	Common Stock	85,815
	TYSON FOODS INC	Common Stock	19,206
	UGI CORP	Common Stock	25,747
	UMPQUA HOLDINGS CORP	Common Stock	8,996
	UNION PACIFIC CORP	Common Stock	78,288
	UNISYS CORP	Common Stock	34,678
	UNIT CORP	Common Stock	11,769
	UNITED BANKSHARES INC/WV	Common Stock	7,894
	UNITED CONTINENTAL HOLDINGS IN	Common Stock	23,076
	UNITED ONLINE INC	Common Stock	5,077
	UNITED PARCEL SERVICE INC	Common Stock	80,386
	UNITED RENTALS INC	Common Stock	15,044
	UNITED STATES CELLULAR CORP	Common Stock	11,626
	UNITED STATES STEEL CORP	Common Stock	23,984
	UNITED STATIONERS INC	Common Stock	11,931
	UNITED TECHNOLOGIES CORP	Common Stock	206,888
	UNITEDHEALTH GROUP INC	Common Stock	182,000
	UNIVERSAL CORP/VA	Common Stock	21,622
	UNIVERSAL HEALTH SERVICES INC	Common Stock	40,793
	UNS ENERGY CORP	Common Stock	14,244
	UNUM GROUP	Common Stock	50,726
	URS CORP	Common Stock	20,984
	US BANCORP	Common Stock	68,518
	USA MOBILITY INC	Common Stock	10,053

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
	VALASSIS COMMUNICATIONS INC	Common Stock	10,515
	VALEANT PHARMACEUTICALS INTERN	Common Stock	6,340
	VALERO ENERGY CORP	Common Stock	147,823
	VECTREN CORP	Common Stock	14,520
	VERIZON COMMUNICATIONS INC	Common Stock	462,014
	VF CORP	Common Stock	20,946
	VIACOM INC NEW CL B	Common Stock	30,220
	VISA INC	Common Stock	19,596
	VISHAY INTERTECHNOLOGY INC	Common Stock	26,135
	VISTEON CORP COM	Common Stock	31,446
	VONAGE HOLDINGS CORP	Common Stock	5,425
	WAL-MART STORES INC	Common Stock	279,192
	WALGREEN CO	Common Stock	125,736
	WALT DISNEY CO/THE	Common Stock	78,157
	WASHINGTON FEDERAL INC	Common Stock	10,015
	WASTE MANAGEMENT INC	Common Stock	64,119
	WEBMD HEALTH CORP	Common Stock	25,004
	WEBSTER FINANCIAL CORP	Common Stock	4,677
	WELLCARE HEALTH PLANS INC	Common Stock	20,703
	WELLPOINT INC	Common Stock	184,226
	WELLS FARGO & CO	Common Stock	362,474
	WENDY'S CO/THE	Common Stock	17,021
	WERNER ENTERPRISES INC	Common Stock	4,427
*	WESCO INTERNATIONAL INC	Common Stock	7,832
	WESTAMERICA BANCORPORATION	Common Stock	6,775
	WESTAR ENERGY INC	Common Stock	11,260
	WESTERN DIGITAL CORP	Common Stock	73,161
	WESTERN UNION CO/THE	Common Stock	8,332
	WEYERHAEUSER CO REIT	Common Stock	101,434
	WGL HOLDINGS INC	Common Stock	11,698
	WHIRLPOOL CORP	Common Stock	58,823
	WHITE MOUNTAINS INSURANCE GROU	Common Stock	12,665
	WILLIAMS COS INC/THE	Common Stock	34,482
	WILLIAMS-SONOMA INC	Common Stock	15,910
	WINDSTREAM HOLDINGS INC	Common Stock	31,968
	WINTRUST FINANCIAL CORP	Common Stock	6,226
	WISCONSIN ENERGY CORP	Common Stock	13,063
	WPX ENERGY INC	Common Stock	49,523
	WR BERKLEY CORP	Common Stock	8,201
	WYNDHAM WORLDWIDE CORP	Common Stock	17,538
	WYNN RESORTS LTD	Common Stock	35,540
	XCEL ENERGY INC	Common Stock	31,740
	XEROX CORP	Common Stock	44,481
	XILINX INC	Common Stock	14,097
	XL GROUP PLC	Common Stock	24,198
	YAHOO! INC	Common Stock	28,591
	YUM! BRANDS INC	Common Stock	33,949
	ZALE CORP	Common Stock	22,614
	ZIMMER HOLDINGS INC	Common Stock	18,731
	ZIONS BANCORPORATION	Common Stock	18,665
	ZYNGA INC CL A	Common Stock	8,542
	RAFI Enhanced Large Company
	Fund Total		33,761,966

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2013

(a)	(b)	(c)	(d)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,	Current
	Similar Party	Par, or Maturity Value	Value
*	Participant Loans	4.25% - 9.25% with maturity dates through 2027	13,158,334
	Participant Loans Total		13,158,334

	Total Investments at Fair Value		$591,386,638

*	Denotes a party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Saving Plan
(Name of Plan)

June 29, 2015	By:	/s/ Stephen A. Van Oss
(Date)		Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan
Administrative and Investment Committee

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, LLP (filed herewith)